Exhibit 99.2

In February 2004, the Company sold the assets of its flip chip business unit. The Company accounted for this flip chip business unit as a discontinued operation in the March 2004 quarter and has reclassified its prior year financial statements accordingly (Exhibit 99.3). The Company is presenting, below, an updated format of its Management’s Discussion and Analysis of Financial Condition and Results of Operations that appeared in its Form 10-K for the fiscal year ended September 30, 2003, filed on December 18, 2003, to reflect the flip chip business unit as a discontinued operation pursuant to the requirements of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets” and the elimination of our advanced packaging technologies business segment. Except as otherwise expressly noted, the information contained below has not been updated to reflect any developments since September 30, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In February 2004 we sold the assets of our flip chip business unit which licensed flip chip technology and provided flip chip bumping and wafer level packaging services. As a result, we have reflected the flip chip business unit as a discontinued operation and do not include the results of its operations in our revenues and expenses from continuing operations as reported in our financial statements. The following Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Company’s fiscal years ended September 30, 2002 and 2003 reflect the operations of our former flip chip business unit as a discontinued operation. Accordingly, the operating results of the Flip Chip business are not included in our revenues and expenses from continuing operations. The following table reflects the operating results of our flip chip business unit and write-offs for the past three fiscal years that have been reclassified to discontinued operations. The corresponding reclassified financial statements are presented in exhibit 99.3 of this report on Form 10-Q.

The table below presents the operating results of the discontinued flip chip operations:

	(In thousands)
	Fiscal year ended September 30,
	2001	2002	2003
Net revenue	$36,621	$23,095	$16,386
Cost of sales	31,274	25,054	21,154

Gross profit	5,347	(1,959)	(4,768)

Selling, general and administrative	4,844	4,080	4,541
Research and development, net	1,357	1,019	844
Resizing	—	893	—
Asset impairment	—	—	6,873
Goodwill impairment	—	—	5,667
Amortization of goodwill & intangibles	683	—	—

Operating expense	6,884	5,992	17,925

Loss from operations	(1,537)	(7,951)	(22,693)

Net Interest Expense	7	12	—
Equity in loss of joint venture	—	—	—
Other income and minority interest	346	—	—

Loss from operations before income tax	(1,184)	(7,939)	(22,693)
Benefit for income taxes	(175)	—	—

Net loss	$(1,009)	$(7,939)	$(22,693)

In addition to historical information, this report contains statements relating to future events or our future results. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934, as amended (the “Exchange Act”), and are subject to the safe harbor provisions created by statute. Such forward-looking statements may include, but are not limited to, statements that relate to our future revenue, product development, demand forecasts, competitiveness, gross margins, operating expense and benefits expected as a result of:

•	the projected growth rates in the overall semiconductor industry, the semiconductor assembly equipment market and the market for semiconductor packaging materials and test interconnect solutions;

•	the successful integration and operation of acquisitions and expected growth rates for these companies; and

•	the projected continuing demand for wire bonders.

Generally words such as “may,” “will,” “should,” “could,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “continue,” and “believe,” or the negative of or other variation on these and other similar expressions identify forward-looking statements. These forward-looking statements are made only as of the date of this report. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements are based on current expectations and involve risks and uncertainties and our future results could differ significantly from those expressed or implied by our forward-looking statements. These risks and uncertainties include, without limitation, those described below and under the heading “Risk Factors” within this section and in our reports and registration statements filed from time to time with the Securities and Exchange Commission. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes in this report.

Introduction

We design, manufacture and market capital equipment, packaging materials and test interconnect products as well as service, maintain, repair and upgrade equipment, all used to assemble semiconductor devices. Today, we are the world’s leading supplier of semiconductor wire bonding assembly equipment, according to VLSI Research, Inc. Our business is divided into three product segments: 1) equipment; 2) packaging materials; and 3) wafer and package test interconnect products. In February 2004 we sold the assets of our flip chip business unit which licensed flip chip technology and provided flip chip bumping and wafer level packaging services. As a result, we have reflected the flip chip business unit as a discontinued operation per the guidance of Financial Accounting Standards Board SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Accordingly, we have reclassified our financial statements to exclude the results of the flip chip business unit from our revenues and expenses of our continuing operations.

The semiconductor industry has been historically volatile, with periods of rapid growth followed by industry wide retrenchment. One such downturn started in fiscal 2001, and has persisted into fiscal 2003. In response to this downturn the Company has shifted its strategy, focusing on our larger more established product lines, and divesting or discontinuing smaller or more speculative businesses. Additionally, we have been actively reducing the Company’s cost structure both by moving operations to lower cost areas and by downsizing. Our goal is to be both the technology leader, and the lowest cost supplier, in each of our major lines of business.

Based on increased order activity starting late in fiscal 2003, as well as other factors we believe the semiconductor industry is entering a growth cycle. There can be no assurances about either the duration or vigor of this cycle, and in any case, we believe the historical volatility – both upward and downward – will persist.

Products and Services

We offer a range of wire bonding equipment and spare parts, packaging materials, and test interconnect products. Set forth below is a table listing the net sales and percentage of our total net sales from continuing operations for each business segment for our fiscal years ended September 30, 2001, 2002, and 2003.

	(dollars in thousands)
	Fiscal Year Ended September 30,
	2001(1)		2002		2003(2)
	Net Sales	% of Total Net Sales	Net Sales	% of Total Net Sales	Net Sales	% of Total Net Sales
Equipment	$249,952	48%	$169,469	38%	$198,447	42%
Packaging materials	150,945	29%	157,176	36%	174,471	37%
Test interconnect	116,890	23%	114,698	26%	104,882	22%
Other(3)	595	0%	222	0%	135	0%

	$518,382	100%	$441,565	100%	$477,935	100%

(1)	In the first quarter of fiscal 2001, we acquired two test interconnect companies, Cerprobe Corporation and Probe Technology Corporation, creating our test interconnect segment.

(2)	In the fourth quarter of fiscal 2003, we sold the assets related to the saw and hard material blade businesses that were part of the equipment segment and packaging materials segment, respectively. Those businesses had fiscal 2003 revenue of $11.3 million.

(3)	Includes sales associated with our substrate business that was closed in fiscal 2002.

Our equipment sales are highly volatile, based on the semiconductor industry’s need for new capability and capacity, whereas packaging materials and test interconnect sales tend to be more stable, following the trend of total semiconductor unit production.

See Note 13 to our Consolidated Financial Statements included in exhibit 99.3 of this report for financial results by business segment.

Equipment

Our principal equipment product line is our family of wire bonders, which are used to connect very fine wires, typically made of gold, aluminum or copper, between the bond pads of a semiconductor die and the leads on the integrated circuit (IC) package to which the die has been attached. We offer both ball and wedge type wire bonders in automatic and manual configurations. Automatic IC ball bonders represent a large majority of our wire bonder business. We believe that our wire bonders offer competitive advantages by providing customers with high productivity/throughput and superior package quality/process control. Especially important is the machine’s ability to perform very fine pitch bonding as well as create the sophisticated wire loop shapes which are needed in the assembly of today’s advanced semiconductor packages.

The largest portion of our wire bonder revenue comes from the sale of IC ball bonders. As part of our competitive strategy, we have been introducing new models of IC ball bonders every 15 to 24 months, with each new model designed to increase both productivity and process capability as compared to its predecessor. In May 2002, we began marketing the Maxum ™, our latest generation IC ball bonder, which offers up to 20% more productivity than its predecessor. In December, 2003 we plan to introduce the Maxum Plus ™ to customers offering further productivity increases, as well as process capability improvements. In addition, in January of 2003, we began shipping the Nu-Tek ™ , a new automatic wire bonder optimized for low lead count IC’s and discrete device applications, which are both segments of the market where we had not previously participated.

We also produce other models of wire bonders, targeted at specific market niches, including: the Model 8098, a large area ball bonder designed for wire bonding hybrid, chip on board, and other large area applications; the WaferPRO ™, for wafer level bumping for flip chip and other area array applications; the Triton RDA ™, a wedge bonder designed for ribbon bonding; the Model 8060 and Model 8090 wedge bonders; and the 4500 series of manual wire bonders.

As part of our efforts to reduce the cost of our wire bonders, we transferred our automatic ball bonder manufacturing from Willow Grove, Pennsylvania to Singapore in fiscal 2000. Further cost reductions were achieved in fiscal 2003 by integrating Chinese vendors into our supply chain.

In response to customer trends in outsourcing packaging requirements, we provide repair and maintenance services, a variety of equipment upgrades, machine and component rebuild activities and expanded customer training through a customer operations group.

Packaging Materials

We manufacture and market a range of semiconductor packaging materials and expendable tools for the semiconductor assembly market, including very fine gold, aluminum and copper wire, capillaries, wedges, die collets and saw blades, all of which are used in packaging and assembly processes. Our packaging materials are designed for use on both our own and our competitors’ assembly equipment. A wire bonder uses a capillary or wedge tool and bonding wire much like an automatic sewing machine uses a needle and thread.

Our principal products are:

Bonding Wire. We manufacture very fine gold, aluminum and copper wire used in the wire bonding process. This wire is bonded to the chip surface and package substrate by the wire bonder and becomes a permanent part of the customers’ semiconductor package. We produce wire to a wide range of specifications, which can satisfy most wire bonding applications across the spectrum of semiconductor packages.

Expendable Tools. Our expendable tools include a large variety of capillaries, wedges, die collets and wafer saw blades. The capillaries and wedges actually attach the wire to the semiconductor chip, allow a precise amount of wire to be paid out to form a permanent wire loop, then attach the wire to the package substrate, and finally cut the wire so that the bonding process can be repeated again. Die collets are used to pick up and place die into packages before the wire bonding process. Our hub blades are used to cut silicon wafers into individual semiconductor die.

Test Interconnect

We offer a broad range of fixtures used to temporarily contact a semiconductor device while it is still in the wafer format (wafer probing) thereby providing electrical connections to automatic test equipment. We also offer test sockets used to test the final semiconductor package (package or final testing). Our principal test interconnect products are:

Probe cards. A probe card consists of a complex, multilayer printed circuit board (PCB) upon which are attached numerous probe needles designed to make temporary contact to each of the bond pads or bumps on a die while it is still in a wafer format, thereby providing electrical connections to automatic test equipment.

Automatic Test Equipment (ATE) interface assemblies. An ATE interface assembly, sometimes called a space transformer, typically consists of mechanical docking hardware and an intricate, multilayer PCB, which mechanically connects ATE equipment to a wafer prober, carrying electrical signals to a probe card, and ultimately to the semiconductor device under test.

ATE test boards. An ATE test board is a complex, multilayer PCB that mounts directly to ATE equipment and transfers electrical signals from the ATE to the test socket.

Test sockets. A socket holds a packaged semiconductor device while making electrical connections to the device leads through spring loaded contacts.

Changes in the design of a semiconductor device often requires changes in the probe card, test socket and, in certain cases, the ATE test board used to test that semiconductor. Customers generally purchase new versions of these custom-designed products each time there is a design change in the semiconductor being tested. Changes in semiconductor design and processes drive improvements in test interconnect technology in order to support significant increases in the number and density of bond pads or leads being tested and the speed of the electrical signals being tested. Examples of the new families of probe cards we have introduced include the DuraPlus ™ and advanced epoxy products.

Critical Accounting Policies and Estimates

We believe the following accounting policy is critical to the preparation of our financial statements:

Revenue Recognition. We changed our revenue recognition policy in the fourth quarter of fiscal 2001, effective October 1, 2000, based upon guidance provided in the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, the collectibility is reasonably assured, and we have satisfied any equipment installation obligations and received customer acceptance, or are otherwise released from our installation or customer acceptance obligations. In the event terms of the sale provide for a lapsing customer acceptance period, we recognize revenue based upon the expiration of the lapsing acceptance period or customer acceptance, whichever occurs first. Our standard terms are Ex Works (K&S factory), with title transferring to our customer at our loading dock or upon embarkation. We do have a small percentage of sales with other terms, and revenue is recognized in accordance with the terms of the related customer purchase order. Revenue related to services is generally recognized upon performance of the services requested by a customer order. Revenue for extended maintenance service contracts with a term more than one month is recognized on a prorated straight-line basis over the term of the contract. Revenue from royalty arrangements and license agreements is recognized in accordance with the contract terms, generally prorated over the life of the contract or based upon specific deliverables. Our business is subject to contingencies related to customer orders as follows:

Right of Return: A large portion of our revenue comes from the sale of machines that are used in the semiconductor assembly process. These items are generally built to order, and often include customization to a customer’s specifications. Revenue related to the semiconductor equipment is recognized upon customer acceptance. Other product sales relate to consumable products, which are sold in high-volume quantities, and are generally maintained at low stock levels at our customer’s facility. As a result, customer returns represent a very small percentage of customer sales on an annual basis. Our policy is to provide an allowance for customer returns based upon our historical experience and management assumptions.

Warranties: Our products are generally shipped with a one-year warranty against manufacturer’s defects and we do not offer extended warranties in the normal course of our business. We recognize a liability for estimated warranty expense when revenue for the related product is recognized. The estimated liability for warranty is based upon historical experience and management estimates of future expenses.

Conditions of Acceptance: Sales of our consumable products and bonding wire generally do not have customer acceptance terms. In certain cases, sales of our equipment products do have customer acceptance clauses which generally require that the equipment perform in accordance with specifications during an on-site factory inspection by the customer, as well as when installed at the customer’s facility. In such cases, if the terms of acceptance are satisfied at our facility prior to shipment, the revenue for the equipment will be recognized upon shipment. If the customer must first install the equipment in their own factory, then generally, revenue associated with that sale is not recognized until acceptance is received from the customer.

Price Protection: We do not provide price protection to our customers.

Before we adopted SAB 101, we recorded revenue upon the shipment of products or the performance of services. Provisions for estimated product returns, warranty and installation costs were accrued in the period in which the revenue was recognized. This policy assumed customer acceptance when the product specifications were met and the products shipped. Product returns and disputes with customers due to dissatisfaction with the performance of our products have been immaterial; accordingly, we recognized revenue upon the transfer of title and did not require our customers to provide notice of acceptance.

Generally accepted accounting principles require the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas involving the use of estimates in these financial statements include allowances for uncollectible accounts receivable, reserves for excess and obsolete inventory, carrying value and lives of fixed assets, goodwill and intangible assets, valuation allowances for deferred tax assets and deferred tax liabilities, self insurance reserves, pension benefit liabilities, resizing, warranty, litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which are the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following accounting policies require significant judgements and estimates:

Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We are also subject to concentrations of customers and sales to a few geographic locations, which may also impact the collectability of certain receivables. If economic or political conditions were to change in the countries where we do business, it could have a significant impact on the results of our operations, and our ability to realize the full value of our accounts receivable. Our average write-off of bad debts over the past five fiscal years has been less than 0.1%.

Inventory Reserves. We generally provide reserves for equipment inventory and spare part and consumable inventories considered to be in excess of 18 months of forecasted future demand. The forecasted demand is based upon internal projections, historical sales volumes, customer order activity and a review of consumable inventory levels at our customers’ facilities. We communicate forecasts of our future demand to our suppliers and adjust commitments to those suppliers accordingly. If required, we reduce the carrying value of our inventory to the lower of cost or market value, based upon assumptions about future demand, market conditions and the next cyclical market upturn. If actual market conditions are less favorable than our projections, additional inventory write-downs may be required. We review and dispose of excess and obsolete inventory on a regular basis.

Valuation of Long-lived Assets. Our long-lived assets include property, plant and equipment, goodwill and intangible assets. Our property, plant and equipment and intangible assets are depreciated over their estimated useful lives, and are reviewed for impairment whenever changes in circumstances indicate the carrying amount of these assets may not be recoverable. The fair value of our goodwill and intangible assets is based upon our estimates of future cash flows and other factors to determine the fair value of the respective assets. We manage and value our intangible technology assets in the aggregate, as one asset group, not by individual technology. We perform our annual goodwill and intangible assets impairment test in the fourth quarter of each fiscal year, which coincides with our annual planning process. Our annual impairment testing resulted in an impairment charge of $5.7 million in fiscal 2003 in our flip chip business unit and a fiscal 2002 impairment charge of $72.0 million in the test business unit and $2.3 million in the hub blade business. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges in accordance with SFAS 142 and SFAS 144.

Deferred Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that we expect is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax asset would decrease income in the period such determination was made. In fiscal 2003 and 2002 we established a valuation allowance against our deferred tax assets generated from our U.S. net operating losses. As the Company generates additional U.S. net operating loss carryforwards, additional valuation allowances are set up against these deferred tax assets.

Overview

Net sales. Our equipment sales depend on the capital expenditures of semiconductor manufacturers and subcontract assemblers worldwide which, in turn, depend on the current and anticipated market demand for semiconductors and technology driven advancements in semiconductor design. The semiconductor industry historically has been highly volatile, and has experienced periodic downturns and slowdowns, which have had a severe negative effect on the semiconductor industry’s demand for capital equipment. For example, a downturn in the semiconductor industry from fiscal 2001 through most of fiscal 2003 contributed to lower net sales in each of those fiscal years in comparison to our fiscal 2000 net sales, during which time the semiconductor industry was experiencing an upturn.

Our packaging materials sales depend on manufacturing expenditures of semiconductor manufacturers and subcontract assemblers, many of which also purchase our equipment products. However, the volatility in demand for our packaging materials is less than that of our equipment sales due to the consumable nature of these products.

Our test interconnect solutions sales depend on the manufacturing expenditures of some of the same semiconductor manufacturers and subcontractors as our equipment and packaging materials sales. Because of the consumable and customized nature of most of our test products, however, the volatility in demand for these test products is less than that of our equipment sales.

Cost of goods sold. Equipment cost of goods sold consists mainly of subassemblies, materials, direct and indirect labor costs and other overhead. We rely on subcontractors to manufacture many of the components and subassemblies for our products and we rely on sole source suppliers for some material components.

Packaging materials cost of goods sold consists primarily of gold, aluminum, direct labor and other materials used in the manufacture of bonding wire, capillaries, wedges and other company products, with gold making up the majority of the cost. Gold bonding wire is generally priced based on a fabrication charge per 1,000 feet of wire, plus the value of the gold. To minimize our exposure to gold price fluctuations, we obtain gold for fabrication under a contract with our gold supplier on consignment and only purchase the gold when we ship the finished product to the customer. Accordingly, fluctuations in the price of gold are generally absorbed by our gold supplier or passed on to our customers. Since gold makes up a significant portion of the cost of goods sold of the bonding wire business unit, the gross profit margins of that business unit and therefore the packaging materials segment will be lower than can be expected in the equipment business. We rely on one supplier for our gold requirements.

Test interconnect cost of goods sold consists primarily of direct labor, indirect labor for engineering design and materials used in the manufacture of wafer and IC package testing cards and devices.

Selling, general and administrative expense. Our selling, general and administrative expense is comprised primarily of personnel and related costs, professional costs, and depreciation expense.

Research and development expense. Our research and development costs consist primarily of labor, prototype material and other costs associated with our developmental efforts to strengthen our product lines and develop new products and depreciation expense. For example, in fiscal 2003, we began shipping the Nu-Tek ™, a new automatic wire bonder designed for low lead applications, a segment of the market we had not previously targeted. Included in research and development expense is the cost to develop the software that operates our semiconductor assembly equipment, which is expensed as incurred. Our research and development costs decreased in fiscal 2003 as a result of the resizing of our business. However, we expect to continue to incur significant research and development costs.

Results of Operations

The table below shows principal line items from our continuing operations, as a percentage of our net sales, for the three years ended September 30:

	Fiscal Year Ended September 30,
	2001	2002	2003
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	69.7	77.2	73.2

Gross margin	30.3	22.8	26.8
Selling, general and administrative	26.4	30.6	21.4
Research and development, net	11.8	11.8	8.0
Resizing	0.8	4.3	(0.1)
Asset impairment	0.2	7.2	0.8
Goodwill impairment	—	16.8	—
Amortization of goodwill and intangibles	4.3	2.2	1.9
Purchased in-process research and development	2.3	—	—

Loss from operations	(15.4)%	(50.0)%	(5.2)%

Fiscal Years Ended September 30, 2003 and September 30, 2002

Bookings and Backlog. During the fiscal year ended September 30, 2003 we recorded bookings of $488.8 million compared to $444.4 million in fiscal 2002. A booking is recorded when a customer order is reviewed and determination is made that all specifications can be met, production (or service) and a delivery date can be scheduled, and the customer meets the Company’s credit requirements. At September 30, 2003, the backlog of customer orders totaled $59.9 million, compared to $49.0 million at September 30, 2002. Since the timing of deliveries may vary and orders are generally subject to cancellation, our backlog as of any date may not be indicative of net sales for any succeeding period.

Sales. Net sales from continuing operations for the year ended September 30, 2003 were $477.9 million, an increase of 8.2% from $441.6 million in fiscal 2002. The higher sales were primarily due to a 17.1% increase in equipment sales and an 11.0% increase in packaging material sales partially offset by an 8.6% decrease in test segment sales. Equipment sales were higher than in the prior year due primarily to a 46.3% increase in unit sales of automatic ball bonders, partially offset by lower sales of other bonding machines and accessories. The higher packaging materials sales were due primarily to higher unit sales of bonding tools and an increase in the price of gold and the volume of gold wire shipped. The lower sales in our test segment were primarily due to a lower volume of shipments.

The majority of our sales are to customers that are located outside of the United States or have manufacturing facilities outside of the United States. Shipments of our products with ultimate foreign destinations comprised 80% of our total sales in fiscal 2003 compared to 74% in the prior fiscal year. The majority of these foreign sales were to customer locations in the Asia/Pacific region, including Taiwan, Malaysia, Singapore, Korea and Japan. Taiwan accounted for the largest single destination for our product shipments with 20.6% of our shipments in fiscal 2003 compared to 25.1% of our shipments in the prior fiscal year.

Gross profit. Gross profit increased to $128.2 million in fiscal 2003 from $100.8 million in fiscal 2002. Included in the results for fiscal 2003 and fiscal 2002 are charges for inventory write-downs of $5.1 million and $14.4 million, respectively. The inventory write-down charge in fiscal 2003 was due primarily to excess and obsolete inventory and discontinued products. The charge for inventory write-downs in fiscal 2002 includes three distinct components: $7.8 million related to the write-down of spare parts inventories; $5.2 million associated with the discontinuance of our model 7700 dual spindle saw; and $1.3 million related to excess and obsolete inventory. We provide reserves for equipment inventory and for spare parts and consumables inventory considered to be in excess of 18 months of forecasted future demand. The forecasted demand is based upon internal projections, historical sales volumes, customer order activity and review of consumable inventory levels at our customers’ facilities. We communicate forecasts of our future demand to suppliers and adjust commitments to those suppliers accordingly. We review and dispose of our excess and obsolete inventory on a regular basis. In fiscal 2003 we disposed of $9.6 million of excess and obsolete inventory and in fiscal 2002 we disposed of $18.6 million of excess and obsolete inventory. The charges for inventory write-downs in fiscal 2003 and fiscal 2002 primarily involve items that are not part of our continuing product offerings and accordingly, should not have a significant impact on our future business or profitability. Excluding the effect of inventory write-offs, the higher gross profit in fiscal 2003 compared to fiscal 2002 was due primarily to higher unit sales of automatic ball bonders, lower manufacturing cost per unit of our automatic ball bonders, higher unit sales of bonding tools and a higher volume of gold wire shipped. These improvements were partially offset by lower sales and associated gross profit in our test business unit.

Gross margin (gross profit as a percentage of sales) was 26.8% in fiscal 2003, as compared to 22.8% for the same period in the prior year. As indicated above, gross margin in fiscal 2003 and 2002, was unfavorably impacted by inventory write-offs, which amounted to 1.1% and 3.3% of sales, respectively in fiscal 2003 and fiscal 2002. Excluding the effect of inventory write-offs, gross margin increased in fiscal 2003 compared to fiscal 2002 due primarily to lower unit cost of production for our automatic ball bonders.

Selling, general and administrative expenses. Selling, general and administrative (referred to as SG&A) expenses decreased $32.7 million or 24.2% from $135.1 million in fiscal 2002 to $102.3 million in fiscal 2003. The lower SG&A expenses in fiscal 2003 resulted primarily from our cost saving initiatives, principally related to reductions in employment levels. Included in the SG&A expense for fiscal 2003 were costs associated with workforce reductions (severance) of $5.2 million, start-up costs for our new China facility of approximately $2.0 million and a $0.7 million charge for the early termination of an information technology services agreement partially offset by the favorable reversal of a $2.0 million reserve, previously established for potential obligations to U.S. Customs. Included in the fiscal 2002 SG&A expense were workforce reductions (severance) of $5.0 million and training and start-up costs for our new China facility of $2.2 million.

Research and development. Research and development (“R&D”) expense in fiscal 2003 decreased $13.8 million or 26.6% from fiscal 2002. The lower R&D expense in fiscal 2003 was primarily due to the closure of our substrate business unit in the fourth quarter of fiscal 2002 and lower payroll and related expenses due to our ongoing cost reduction efforts.

Resizing costs. The semiconductor industry is volatile, with sharp periodic downturns and slowdowns. The industry experienced excess capacity and a severe contraction in demand for semiconductor manufacturing equipment from 2001 through most of 2003. In fiscal 2002 and 2001, we developed resizing plans in response to these changes in the business environment with the intent to align our cost structure with anticipated revenue levels. Expenses associated with these cost containment activities were incurred and included downsizing and facility consolidations. Accounting for resizing activities requires an evaluation of formally agreed upon and approved plans. Although we made every attempt to consolidate all known resizing activities into one plan, the extreme cycles and rapidly changing forecasting environment place limitations on achieving this objective. The recognition of a resizing event does not necessarily preclude similar but unrelated actions in future periods.

In the fiscal 2003 we reversed $475 thousand of these resizing charges due to the actual severance cost associated with the terminated positions being less than those originally estimated. We recorded resizing charges of $19.7 million in fiscal 2002 and $4.2 million in fiscal 2001.

A summary of all the resizing plans initiated in fiscal 2002 and 2001 and acquisition restructuring plans initiated in fiscal 2001 appears below:

	(in thousands)
	Severance and Benefits	Commitments	Total
Fiscal 2001 and 2002 Resizing Plans and Acquisition Restructurings

Provision for resizing plans in fiscal 2001	$4,166	$—	$4,166
Acquisition restructurings	84	1,402	1,486
Payment of obligations in fiscal 2001	(2,101)	(213)	(2,314)

Balance, September 30, 2001	2,149	1,189	3,338
Provision for resizing plans in fiscal 2002:
Continuing operations	9,486	9,282	18,768
Discontinued operations	893	—	893
Payment of obligations in fiscal 2002	(7,551)	(1,470)	(9,021)

Balance, September 30, 2002	4,977	9,001	13,978
Change in estimate	(475)		(475)
Payment of obligations in fiscal 2003	(3,590)	(3,211)	(6,801)

Balance, September 30, 2003	$912	$5,790	$6,702

The individual resizing plans and acquisition restructuring plans initiated in fiscal 2002 and 2001 are identified below:

Charges in Fiscal Year 2002

Fourth Quarter 2002

In the fourth quarter of fiscal 2002, we announced that we would close our substrate operations due to its high capital and operating cash requirements. As a result, we recorded a resizing charge of $8.5 million. The resizing charge included a severance charge of $1.2 million for the elimination of 48 positions and lease obligations of $7.3 million. At September 30, 2003 all the positions had been eliminated. The plans have been completed but cash payments for the severance charge are expected to continue through 2004 and cash payments for the lease obligations are expected to continue into 2006, or such time as the obligations can be satisfied. In addition to these resizing charges, in the fourth quarter of fiscal 2002, we wrote-off $7.3 million of fixed assets and $1.1 million of intangible assets associated with the closure of the substrate operation.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2002 and 2003.

	(in thousands)
	Severance and Benefits	Commitments	Total
Fourth Quarter 2002 Charge

Provision for resizing	$1,231	$7,280	$8,511

Balance, September 30, 2002	1,231	7,280	8,511
Change in estimate	(102)	—	(102)
Payment of obligations	(1,051)	(2,401)	(3,452)

Balance, September 30, 2003	$78	$4,879	$4,957

Third Quarter 2002

In the third quarter of fiscal 2002, we announced a resizing plan to reduce headcount and consolidate manufacturing in our test division. The resizing plan was a result of our decision to move towards a 24 hour per-day manufacturing model in our major U.S. wafer test facility, which would provide our customers with faster turn-around time and delivery of orders and economies of scale in manufacturing. As part of this plan, we moved manufacturing of wafer test products from our facilities in Gilbert, Arizona and Austin, Texas to our facility in San Jose, California and Dallas, Texas and from our Kaohsuing, Taiwan facility to our Hsin Chu, Taiwan facility. The resizing plan includes a severance charge of $1.6 million for the elimination of 149 positions as a result of the manufacturing consolidation. At September 30, 2003, all of the positions had been eliminated. The resizing plan also includes a charge of $0.5 million associated with the closure of the Kaohsuing, Taiwan facility and an Austin, Texas facility, representing costs of non-cancelable lease obligations beyond the facility closure and costs required to restore the production facilities to their original state. Both facilities have been closed. The plans have been completed but cash payments for the severance are expected to continue through 2005 and cash payments for facility and contractual obligations are expected to continue through 2004, or such time as the obligations can be satisfied.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2002 and 2003.

	(in thousands)
	Severance and Benefits	Commitments	Total
Third Quarter 2002 Charge

Provision for resizing	$1,652	$452	$2,104
Payment of obligations	(547)	(219)	(766)

Balance, September 30, 2002	1,105	233	1,338
Payment of obligations	(800)	(72)	(872)

Balance, September 30, 2003	$305	$161	$466

Second Quarter 2002

In the second quarter of fiscal 2002, we announced a resizing plan comprised of a functional realignment of business management and the consolidation and closure of certain facilities. In connection with the resizing plan, we recorded a charge of $11.3 million ($10.4 million in continuing operations and $0.9 million in discontinued operations), consisting of severance and benefits of $9.7 million for 372 positions that were to be eliminated as a result of the functional realignment, facility consolidation, the shift of certain manufacturing to China (including our hub blade business) and the move of our microelectronics products to Singapore and a charge of $1.6 million for the cost of lease commitments beyond the closure date of facilities to be exited as part of the facility consolidation plan.

To reduce our short term cash requirements, we decided, in the fourth quarter of fiscal 2002, not to relocate either our hub blade manufacturing facility from the United States to China or its microelectronics product manufacturing from the United States to Singapore, as previously announced. This change in our facility relocation plan resulted in a reversal of $1.6 million of the resizing costs recorded in the second quarter of fiscal 2002.

As a result of the functional realignment, we terminated employees at all levels of the organization from factory workers to vice presidents. The organizational change shifted management of our businesses to functional (i.e. sales, manufacturing, research and development, etc.) areas across product lines rather than by product line. For example, research and development activities for the entire company are now controlled and coordinated by one corporate vice president under the functional organizational structure, rather than separately by each business unit. This structure provides for a more efficient allocation of human and capital resources to achieve corporate R&D initiatives.

In the second quarter of fiscal 2002, we closed five test facilities: two in the United States, one in France, one in Malaysia, and one in Singapore. These operations were absorbed into other company facilities. The resizing charge for the facility consolidation reflects the cost of lease commitments beyond the exit date that is associated with these closed test facilities.

The plans have been completed but cash payments for the severance charges and the facility and contractual obligations are expected to continue through 2004, or such time as the obligations can be satisfied.

In the fourth quarter of fiscal 2002, we reversed $600 thousand thousand ($590 thousand in continuing operations and $10 thousand in discontinued operations) of resizing expenses and in the fourth quarter of fiscal 2003 we reversed $250 thousand of resizing expenses, previously recorded in the second quarter of fiscal 2002, due to actual severance costs associated with the terminated positions being less than those estimated as a result of employees leaving the Company before they were severed.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2002 and 2003.

	(in thousands)
	Severance and Benefits		Commitments	Total
Second Quarter 2002 Charge

Provision for resizing - Continuing operations	$8,830	(1)	$1,550	$10,380
Provision for resizing - Discontinued operations	903		—	903
Change in estimate - Continuing operations	(2,227)		—	(2,227)
Change in estimate - Discontinued operations	(10)		—	(10)
Payment of obligations	(5,367	)(1)	(81)	(5,448)

Balance, September 30, 2002	2,129		1,469	3,598
Change in estimate	(353)		—	(353)
Payment of obligations	(1,284)		(719)	(2,003)

Balance, September 30, 2003	$492		$750	$1,242

(1)	Includes $2.6 million non-cash charge for modifications of stock option awards that were granted prior to December 31, 2001 to the employees affected by the resizing plans in accordance with our annual grant of stock options to employees.

Charges in Fiscal Year 2001

Fourth Quarter 2001

In the quarter ended September 30, 2001, we announced a resizing plan to close a bonding wire facility in the United States, and recorded a resizing charge for severance of $2.4 million for the elimination of 215 positions, all of which had been terminated at September 30, 2002. Also in the fourth quarter of fiscal 2001, we recorded an increase to goodwill of $0.8 million in connection with the acquisition of Probe Tech for additional lease costs associated with the elimination of four duplicate facilities in the United States. The plans have been completed but cash payments for the severance charge are expected to continue into 2004.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2001, 2002 and 2003.

	(in thousands)
	Severance and Benefits	Commitments	Total
Fourth Quarter 2001 Charge

Provision for resizing	$2,457	$—	$2,457
Acquisition restructuring	—	840	840
Payment of obligations	(402)	—	(402)

Balance, September 30, 2001	2,055	840	2,895
Payment of obligations	(1,543)	(840)	(2,383)

Balance, September 30, 2002	512	—	512
Change in estimate	(20)		(20)
Payment of obligations	(455)	—	(455)

Balance, September 30, 2003	$37	$—	$37

Second Quarter 2001

In the quarter ended March 31, 2001, we announced a 7.0% reduction in our workforce. As a result, we recorded a resizing charge for severance of $1.7 million for the elimination of 296 positions across all levels of the organization, all of which were terminated prior to June 30, 2002. In connection with our acquisition of Probe Tech, we also recorded an increase to goodwill of $0.6 million for severance, lease and other facility charges related to the elimination of four leased Probe Tech facilities in the United States which were found to be duplicative with the Cerprobe facilities. The plans have been completed and there are no additional cash obligations related to this program.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2001, 2002 and 2003.

	(in thousands)
	Severance and Benefits	Commitments	Total
Second Quarter 2001 Charge

Provision for resizing	$1,709	$—	$1,709
Acquisition restructuring	84	562	646
Payment of obligations	(1,699)	(213)	(1,912)

Balance, September 30, 2001	94	349	443
Payment of obligations	(94)	(330)	(424)

Balance, September 30, 2002	—	19	19
Payment of obligations	—	(19)	(19)

Balance, September 30, 2003	$—	$—	$—

Asset impairment. In addition to the workforce resizings and the facility consolidations, over the past two fiscal years we have terminated several of our major initiatives in an effort to more closely align our cost structure with expected revenue levels. As a result, we recorded asset impairment charges of $3.6 million in fiscal 2003 and $31.6 million in fiscal 2002. The fiscal 2003 charge included; $1.7 million associated with the discontinuation of a test product; $1.2 million due to the reduction in the size of a test facility in Dallas, Texas; and $730 thousand resulting from the write-down of assets that were sold and assets that became obsolete. The fiscal 2002 charge included; $16.9 million associated with the cancellation of a company-wide integrated information system; $8.4 million associated with the closure of the substrates operation; $3.6 million charge for the write-off of development and license costs of certain engineering and manufacturing software, which had not yet been completed or placed in service and would never be utilized; $1.4 million associated with a closed wire facility in Taiwan; and $1.3 million related to leasehold improvements at the leased probe card manufacturing facilities in Malaysia and the United States, which have been closed.

We also recorded an asset impairment charge of $6.9 million, to write-down assets to their realizable value, in our discontinued operation.

Goodwill impairment. Effective October 1, 2001, we adopted SFAS 142, Goodwill and Other Intangible Assets. Under the provisions of this standard, the intangible assets that are classified as goodwill and those with indefinite lives will no longer be amortized. Intangible assets with determinable lives will continue to be amortized over their estimated useful life. The standard also requires that an impairment test be performed to support the carrying value of goodwill and intangible assets at least annually.

We reviewed our business and determined that there are five reporting units to be reviewed for impairment in accordance with the standard – the reporting units are: the bonding wire, hub blade, substrate, test; and our then existing flip chip businesses. There is no goodwill associated with our equipment segment. Upon adoption of SFAS 142 in the first quarter of fiscal 2002, we completed the required transitional impairment testing of intangible assets, and based upon those analyses, did not identify any impairment charges as a result of adoption of this standard effective October 1, 2001.

We have determined that our annual test for impairment of goodwill and intangible assets will take place at the end of the fourth quarter of each fiscal year, which coincides with the completion of our annual forecasting process. In the fourth quarter of fiscal 2003 we determined that the value of goodwill at our then existing flip chip business unit could not be supported by current earnings forecasts. As a result, we recognized a goodwill impairment charge of $5.7 million in discontinued operations. Likewise, in the fourth quarter of fiscal 2002, our earnings forecasts did not support the value of goodwill at several of our operating units. As a result, we recognized a goodwill impairment charge of $72.0 million in our test reporting unit and a goodwill impairment charge of $2.3 million in our hub blade reporting unit. The fair value of each reporting unit was estimated using the expected present value of future cash flows.

The following table presents pro forma net earnings and earnings per share data reflecting the impact of adoption of SFAS 142 as of the beginning of the first quarter of fiscal 2001:

	(in thousands, except per share data)
	Fiscal Year Ended September 30,
	2001	2002	2003
Reported net loss, before adoption of SFAS 142	$(65,251)	$(274,115)	$(76,689)
Addback:
Goodwill amortization, net of tax	9,587	—	—

Pro forma net loss	$(55,664)	$(274,115)	$(76,689)

Net loss per share, as reported:
Basic	$(1.34)	$(5.57)	$(1.54)
Diluted	$(1.34)	$(5.57)	$(1.54)

Goodwill amortization, net of tax per share:
Basic	$0.20	$—	$—
Diluted	$0.20	$—	$—

Pro forma net loss per share:
Basic	$(1.14)	$(5.57)	$(1.54)
Diluted	$(1.14)	$(5.57)	$(1.54)

Amortization of goodwill and intangibles

Amortization expense was $9.3 million in fiscal 2003 compared to $9.9 million in fiscal 2002. The lower amortization expense in fiscal 2003 was due to the elimination of amortization expense in fiscal 2003 on acquired technology at our former substrate business that was written-off upon the closure of this business in the fourth quarter of fiscal 2002. The amortization expense in fiscal 2003 is associated with the intangible assets of our test business unit.

Purchased in-process research and development

In fiscal 2001, we recorded a charge of $11.7 million for in-process R&D associated with the acquisitions of Cerprobe and Probe Tech, representing the appraised value of products still in the development stage that did not have a future alternative use and which had not reached technological feasibility. As part of the acquisition, we acquired 16 ongoing R&D projects, all aimed at increasing the technological features of the existing probe cards and therefore the number of test applications for which they could be marketed. The R&D projects ranged from researching the feasibility of producing multi-die testing probes to researching the feasibility of producing probes for specialized semiconductor package (CSP and BGA) configurations. The project stage of completion ranged from 10% to 90% and all projects were due for completion and product launch by the third quarter of 2002 at prices and costs similar to the existing probe cards marketed by Cerprobe and Probe Tech.

In the valuation of this in-process technology, we utilize a variation of the income approach. We forecast revenue, earnings and cash flow for the products under development. Revenues are projected to extend out over the expected useful lives for each project. The technology is then valued through the application of the Discounted Cash Flow method. Values were calculated using the present value of their projected future cash flow at discount rates of between 28.4% and 49.1%. We anticipated that some of these projects might take longer to develop than originally thought and that some of these projects may never be marketable and took into account the risk that the anticipated future cash flows might not be achieved. Of the 16 ongoing R&D projects at the time of the acquisition five have been completed, one is still in progress, four have been cancelled due to overlapping technology with our Cobra line of vertical test products, and six were cancelled due to nonproductive results. We believe that the expected returns of the completed and in-process R&D projects will be realized. We also believe that future revenues from our existing Cobra products will offset the expected future revenues from the R&D projects that were cancelled due to the overlapping technology and that there will be no adverse material impact on the Company’s future operating results or the expected return on its investment in the acquired companies. The six projects that were cancelled due to lack of productive results will not have a material impact on our future operating results and expected return on our investment in the acquired companies.

The major R&D projects in process at the time of the acquisition, along with their current status and estimated time for completion are as follows:

(dollars in thousands)
R&D project	Value Assigned at Purchase(2)	Percentage Complete at Purchase	Estimated Cost to Complete Project at Purchase	Current Projected Product Launch Date	Current Status of Project
Next generation contact technology	$2,700	10%	$290	N/A	Cancelled

Socket testing capability for CSP and BGA packages	$2,000	50%	$65	N/A	Complete

ViProbe pitch reduction	$1,600	40%	$89	N/A	Cancelled (1)

Vertical space transformer	$1,500	25%	$278	N/A	Cancelled (1)

Extension of P4 technology to vertical test configurations	$1,300	40%	$229	N/A	Cancelled (1)

Low-force, high-density interface using P4 technology	$1,300	30%	$138	N/A	Cancelled

All other projects combined (total of ten projects)	$1,300	10-90%	$576	Q2 2004	4 complete; 1 in process; 5 cancelled

We purchased two companies; Cerprobe Corporation (“Cerprobe”) and Probe Technology Corporation (“Probe Tech”) that design and manufacture semiconductor test interconnect solutions, in our fiscal year 2001. Subsequent to the acquisitions, we determined that the vertical probe technology designed and marketed by Probe Tech was superior to the vertical probe technology of Cerprobe. We then shifted our R&D efforts to further enhancement of the Probe Tech vertical probe technology and cancelled the R&D projects at Cerprobe that were enhancing the Cerprobe vertical probe technology. The R&D projects identified by (1) in the above table were Cerprobe projects that were cancelled due to the shift in focus to the Probe Tech vertical probe technology. We expect the future revenue from the Probe Tech vertical probe technology will replace the anticipated revenue from the Cerprobe vertical probe R&D projected that have been cancelled.

The Value Assigned at Purchase reflects the present value of the projected future cash flow generated from the sale of products created by each R&D project from its launch date through the expected life of the product.

Loss from operations. Our loss from operations in fiscal 2003 was $24.7 million compared to $220.7 million in the prior fiscal year. The smaller operating loss in fiscal 2003 compared to fiscal 2002 was due primarily to higher sales and gross profit, lower SG&A and R&D expenses, no resizing expenses, and lower asset and goodwill impairment charges.

Interest. Interest income in fiscal 2003 was $940 thousand compared to $3.8 million in the prior year. The lower interest income was due primarily to lower cash balances to invest coupled with lower interest rates on short-term investments. Interest expense was $17.4 million in fiscal 2003 compared to $18.7 million in the prior year. The lower interest expense in fiscal 2003 resulted from the elimination in fiscal 2003 of interest associated with a receivable securitization program which was cancelled in July of 2002.

Loss on sale of product lines. In the fourth quarter of fiscal 2003, we sold the fixed assets, inventories and intellectual property associated with our sawing and hard material blade product lines for $1.2 million in cash. We wrote-off $6.5 million of net assets associated with the transaction. In addition, we sold the assets associated with our polymers business for $105 thousand.

Other income and minority interest. Other income of $2.0 million in fiscal 2002 was associated with the cash settlement of an insurance claim associated with a fire in our bonding tools facility. Other income also includes minority interest of $10 thousand in fiscal 2002 for the portion of the loss of a foreign test division subsidiary that was owned by a third party. We purchased the third party’s interest in fiscal 2002.

Tax expense. We recognized tax expense of $7.6 million in fiscal 2003 compared to $32.6 million in fiscal 2002. The tax expense in fiscal 2003 represents income tax on foreign earnings and reserves for foreign withholding tax on repatriation of certain foreign earnings. In fiscal 2003 we established a valuation allowance of $12.1 million against our U.S and foreign net operating losses. The tax expense in fiscal 2002 was due primarily to a $65.3 million charge to establish a valuation allowance against our U.S. net operating loss carryforwards, a $25.0 million charge to provide for tax expense on repatriation of certain foreign earnings and foreign income taxes of $7.1 million. These charges were partially offset by a benefit of $49.5 million from the pretax loss in the U.S.

Discontinued Operations. The net loss of our former Flip Chip business unit comprises our discontinued operations. Included in the fiscal 2003 loss from discontinued operations are an asset impairment charge of $6.9 million and a goodwill impairment charge of $5.7 million.

Cumulative effect of change in accounting principle. In fiscal 2001, we adopted SAB 101 and recorded a cumulative effect of a change in accounting principle of $8.2 million, net of taxes of $4.4 million. The cumulative effect represents the net income associated with $26.5 million of sales that were deferred upon adoption of the standard. We recognized $6.3 million of the $26.5 million of deferred sales in fiscal 2002 and $19.3 million in fiscal 2001. At September 30, 2003, deferred sales revenue was approximately $300 thousand.

Net loss. Our net loss for fiscal 2003 was $76.7 million compared to a net loss of $274.1 million in fiscal 2002, for the reasons enumerated above.

Fiscal Years Ended September 30, 2002 and September 30, 2001

Bookings and backlog. During the fiscal year ended September 30, 2002 we recorded bookings of $444.4 million compared to $380.7 million in fiscal 2001. At September 30, 2002, the backlog of customer orders totaled $49.0 million, compared to $39.0 million at September 30, 2001. Since the timing of deliveries may vary and orders are generally subject to cancellation, our backlog as of any date may not be indicative of net sales for any succeeding period.

Sales. Net sales for the year ended September 30, 2002 were $441.6 million, down 14.8% from $518.4 million in fiscal 2001. The decrease in sales reflected the continued downturn in the semiconductor industry, which significantly impacted sales of our semiconductor assembly equipment and test products.

Fiscal 2002 sales in the equipment segment were down 32.2%, due to lower average selling prices for our automatic ball bonders and lower sales of dicing systems and tab bonders, partially offset by higher unit sales of automatic ball bonders. Net sales in the packaging materials segment were up 4.2%, due to higher demand for gold wire and capillaries primarily in the fourth quarter. Sales for the test division were down 1.9% for the fiscal year, however, test sales for fiscal 2001 included only the 10 months from the dates of acquisition through September 30, 2001.

International sales (shipments of our products with ultimate foreign destinations) comprised 74% and 66% of our total sales during fiscal 2002 and 2001, respectively. The majority of these foreign sales were destined for customer locations in the Asia/Pacific region, including Taiwan, Malaysia, Singapore, Korea, Japan, and the Philippines. Our shipments to customers in China have historically been a small portion of our sales, however we expect this portion to increase as some of our customers increase their production capacity in China. We expect sales outside of the United States to continue to represent a substantial portion of our future revenues.

Gross profit. Gross profit decreased to $100.8 million in fiscal 2002 from $157.1 million in fiscal 2001. The decline was due primarily to lower average selling prices for automatic ball bonders and lower unit sales of dicing systems and tab bonders in the equipment segment. Partially offsetting the above mentioned declines in gross profit was higher unit sales of automatic ball bonders and packaging materials and higher gross profit in the test segment. Included in the results for fiscal 2002 are charges for inventory write-downs of $14.4 million. These charges for inventory write-downs include three distinct components. The largest component of the charge, amounting to approximately $7.8 million, relates to the write-down of spare parts inventories. We decided in the second quarter of fiscal 2002 to outsource our spare parts inventory management and accordingly wrote-down excess inventory. The second component of the charge relates to the write-down of $5.2 million of inventory associated with the discontinuance of our model 7700 dual spindle saw. Annual revenue for this product over the past several fiscal years has been insignificant therefore, the discontinuance of this product is not expected to have a material impact on sales, gross profit or net income. The smallest portion of the charge, amounting to $1.3 million, related to our normal excess and obsolescence reviews that are a recurring part of our normal business and ongoing operations. We provide reserves for equipment inventory and for spare parts and consumables inventory considered to be in excess of 18 months of forecasted future demand. The forecasted demand is based upon internal projections, historical sales volumes, customer order activity and review of consumable inventory levels at our customers’ facilities. We communicate forecasts of our future demand to suppliers and adjust commitments to those suppliers accordingly. We review and dispose of our excess and obsolete inventory on a regular basis. In fiscal 2002, we disposed of $18.6 million of excess and obsolete inventory. The charges for inventory write-downs in fiscal 2002 primarily involve items that are not part of our continuing product offerings and accordingly, should not have a significant impact on our future business or profitability.

Included in the results for fiscal 2001 are charges for inventory write-downs of $19.9 million (to costs of goods sold). We recorded $1.4 million of the charge in the first quarter for excess and obsolete ball bonder inventory and $6.5 million in the second quarter for ball bonder and spare parts inventory. In the fourth quarter we recorded a charge of $12.0 million for excess and obsolete ball bonder, dicing saw, test fixture and spare parts inventory. The charges for inventory write-downs resulted from the severe and continued downturn in the semiconductor industry. In fiscal 2001, we also recorded an acquisition-related inventory step-up charge of $4.2 million. In fiscal 2001, we disposed of $6.2 million of excess and obsolete inventory.

Gross margin (gross profit as a percentage of sales) was 22.8% in fiscal 2002, as compared to 30.3% for the same period in the prior year. The decline in gross margin for the year was due primarily to lower average selling prices of automatic ball bonders and dicing systems. The inventory write-downs in fiscal 2002 and fiscal 2001 amounted to 3.3% and 3.8% of net sales, respectively.

Selling, general and administrative expenses. Selling, general and administrative (referred to as SG&A) expenses decreased $1.9 million or 1.4% from $136.9 million in fiscal 2001 to $135.1 million in fiscal 2002. Fiscal 2002 SG&A expenses include approximately $13.3 million of expenses which are not comparable to the fiscal 2001 expenses. The $13.3 million of non-comparable expense include $5.0 million of severance expense, $6.1 million for two additional months of expenses at the test division (12 months of operations in 2002 vs. only ten months 2001) and $2.2 million of training and start-up expense associated with our new China facility. Excluding these charges, our fiscal 2002 SG&A expense declined due to reduced compensation and outside services expenses from our resizing initiatives taken in the current and prior year.

Research and development. Research and development (“R&D”) expense in fiscal 2002 decreased $9.4 million or 15.4% from fiscal 2001. The lower R&D spending was due to a shift in certain engineering functions to lower-cost foreign subsidiaries, and the ‘push-out’ of certain future product development initiatives. Our R&D expense includes the cost to develop the software that operates our semiconductor assembly equipment, which is expensed as incurred.

Resizing costs. Historically, the semiconductor industry has been volatile, with sharp periodic downturns and slowdowns. The industry has experienced excess capacity and a severe contraction in demand for semiconductor manufacturing equipment for the past two years. We developed resizing plans in response to these changes in our business environment with the intent to align our cost structure with anticipated revenue levels. Expenses have been incurred associated with cost containment activities including downsizing and facility consolidations. Accounting for resizing activities requires an evaluation of formally agreed upon and approved plans. Although we make every attempt to consolidate all known resizing activities into one plan, the extreme cycles and rapidly changing forecasting environment places limitations on achieving this objective. The recognition of a resizing event does not necessarily exclude similar but unrelated actions in future periods.

We recorded resizing charges in continuing operations of $18.8 million in fiscal 2002 and $4.2 million in fiscal 2001.

Charges in Fiscal Year 2002

Fourth Quarter 2002

In the fourth quarter of fiscal 2002, we announced that we would close our substrate operations due to its high capital and operating cash requirements. As a result, we recorded a resizing charge of $8.5 million. The resizing charge includes a severance charge of $1.2 million for the elimination of 48 positions and lease obligations of $7.2 million. While none of the 48 positions were terminated as of September 30, 2002, all but one were terminated in the first quarter of fiscal 2003 and the remaining position was expected to be terminated by March 31, 2003. Cash payments for the severance charge are expected to be complete by March 31, 2003 but cash payments for the facility and contractual obligations are expected to continue until the end of 2006, or such time as the obligations can be satisfied. In addition to these resizing charges, we wrote-off $7.3 million of fixed assets and $1.1 million of intangible assets associated with the closure of the substrate operation.

The resizing costs were included in accrued liabilities. The table below details the spending and activity related to the resizing plan initiated in the fourth quarter of fiscal 2002:

	(in thousands)
	Severance and Benefits	Commitments	Total
Fourth Quarter 2002 Charge

Provision for resizing	$1,231	$7,280	$8,511
Payment of obligations	—	—	—

Balance, September 30, 2002	$1,231	$7,280	$8,511

Third Quarter 2002

In the third quarter of fiscal 2002, we announced a resizing plan to reduce headcount and consolidate manufacturing in our test division. The resizing plan was a result of our decision to move towards a 24 hour per day manufacturing model in our major U.S. wafer test facility, which will provide our customers with faster turn-around time and delivery of orders and economies of scale in manufacturing. As part of this plan, we moved manufacturing of wafer test products from our Gilbert, Arizona facility and our Austin, Texas facility to our San Jose, California and Dallas, Texas facilities and from our Kaohsuing, Taiwan facility to our Hsin Chu, Taiwan facility. The resizing plan includes a severance charge of $1.6 million for the elimination of 149 positions as a result of the manufacturing consolidation. At September 30, 2002, 116 of the 149 positions have been eliminated. The remaining positions were expected to be terminated by June 30, 2003. The resizing plan also included a charge of $0.5 million associated with the closure of the Kaohsuing, Taiwan and Austin, Texas facilities representing costs of non-cancelable lease obligations beyond the facility closure date and costs required to restore the production facilities to their original state. Both facilities have been closed. Cash payments for the severance charge are expected to be complete by March 31, 2004 but cash payments for the facility obligations are expected to continue through 2005, or such time as the obligations can be satisfied.

The resizing costs were included in accrued liabilities. The table below details the spending and activity related to the resizing plan initiated in the third quarter of fiscal 2002:

	(in thousands)
	Severance and Benefits	Commitments	Total
Third Quarter 2002 Charge

Provision for resizing	$1,652	$452	$2,104
Payment of obligations	(547)	(219)	(766)

Balance, September 30, 2002	$1,105	$233	$1,338

Second Quarter 2002

In the second quarter of fiscal 2002, we announced a resizing plan comprised of a functional realignment of business management and the consolidation and closure of certain facilities. In connection with the resizing plan, we recorded a charge of $11.3 million ($10.4 million in continuing operations and $0.9 million in discontinued operations), consisting of severance and benefits of $9.7 million for 372 positions that were to be eliminated as a result of the functional realignment, facility consolidation, the shift of certain manufacturing to China (including our hub blade business) and the move of the Company’s microelectronics products to Singapore and a charge of $1.6 million for the cost of lease commitments beyond the closure date of facilities to be exited as part of the facility consolidation plan.

To reduce our short term cash requirements, we decided, in the fourth quarter of fiscal 2002, not to move our hub blade manufacturing facility from the United States to China and our microelectronics product manufacturing from the United States to Singapore, as previously announced. While we believe our cost structure would be reduced by transitioning production from the United States to less expensive sites in Asia, we have decided that the immediate costs associated with transition and training should be deferred. This change in our facility relocation plan resulted in a reversal of $1.6 million of the resizing costs recorded in the second quarter of fiscal 2002.

As a result of the functional realignment, we terminated employees at all levels of the organization from factory workers to vice presidents. The organizational change shifts management of our businesses to functional (i.e. sales, manufacturing, research and development, etc.) areas across product lines rather than by product line. For example, research and development activities for the entire company are now controlled and coordinated by one corporate vice president under the functional organizational structure, rather than separately by each business unit. This structure provides for a more efficient allocation of human and capital resources to achieve corporate R&D initiatives.

In the second quarter, we closed five test facilities: two in the United States, one in France, one in Malaysia, and one in Singapore, whose operations were absorbed into other Company facilities. The resizing charge for the facility consolidation reflects the cost of lease commitments beyond the exit date that is associated with these closed test facilities.

At September 30, 2002, four positions remain to be terminated and are expected to be terminated by December 31, 2002. Cash payments for the severance charge were expected to be complete by March 31, 2003 but cash payments for the facility and contractual obligations were expected to continue through 2004, or such time as the obligations can be satisfied.

In the fourth quarter of fiscal 2002, we reversed $600 thousand ($590 thousand in continuing operations and $10 thousand in discontinued operations) of resizing expenses, previously recorded in the second quarter, due to actual severance costs associated with the terminated positions being less than those originally estimated.

The resizing costs were included in accrued liabilities. The table below details the spending and activity related to the resizing plan initiated in the second quarter of fiscal 2002:

	(in thousands)
	Severance and Benefits		Commitments	Total
Second Quarter 2002 Charge

Provision for resizing - Continuing operations	$8,830	(1)	$1,550	$10,380
Provision for resizing - Discontinued operations	903		—	903
Change in estimate - Continuing operations	(2,227)		—	(2,227)
Change in estimate - Discontinued operations	(10)		—	(10)
Payment of obligations	(5,367	)(1)	(81)	(5,448)

Balance, September 30, 2002	$2,129		$1,469	$3,598

(1)	Includes $2.6 million non-cash charge for modifications of stock option awards that were granted prior to December 31, 2001 to the employees affected by the resizing plans in accordance with our annual grant of stock options to employees.

Charges in Fiscal Year 2001

Fourth Quarter 2001

In the quarter ended September 30, 2001, we announced a resizing plan to close a bonding wire facility in the United States, and recorded a resizing charge for severance of $2.4 million for the elimination of 215 positions, all of which had been terminated at September 30, 2002. Also in the fourth quarter of fiscal 2001, we recorded an increase to goodwill of $0.8 million in connection with the acquisition of Probe Tech for additional lease costs associated with the elimination of four duplicate facilities in the United States. The plans have been completed but cash payments for the severance charge were expected to continue through 2004.

The resizing costs were included in accrued liabilities. The table below details the spending and activity related to the resizing plan initiated in the fourth quarter of fiscal 2001:

	(in thousands)
	Severance and Benefits	Commitments	Total
Fourth Quarter 2001 Charge

Provision for resizing	$2,457	$—	$2,457
Acquisition restructuring	—	840	840
Payment of obligations	(402)	—	(402)

Balance, September 30, 2001	2,055	840	2,895

Payment of obligations	(1,543)	(840)	(2,383)

Balance, September 30, 2002	$512	$—	$512

Second Quarter 2001

In the quarter ended March 31, 2001, we announced a 7.0% reduction in our workforce. As a result, we recorded a resizing charge for severance of $1.7 million for the elimination of 296 positions across all levels of the organization, all of which were terminated prior to March 31, 2002. In connection with our acquisition of Probe Tech, we also recorded an increase to goodwill for $0.6 million for severance, lease and other facility charges related to the elimination of four leased Probe Tech facilities in the United States which were found to be duplicative with the Cerprobe facilities. The plans have been completed and there will be no additional cash payments related to severance under this program. Cash payments for facility obligations were expected to continue until December 2002, or such time as the obligation can be satisfied.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2001 and 2002:

	(in thousands)
	Severance and Benefits	Commitments	Total
Second Quarter 2001 Charge

Provision for resizing	$1,709	$—	$1,709
Acquisition restructuring	84	562	646
Payment of obligations	(1,699)	(213)	(1,912)

Balance, September 30, 2001	94	349	443

Payment of obligations	(94)	(330)	(424)

Balance, September 30, 2002	$—	$19	$19

Asset impairment. In addition to the workforce resizings and the facility consolidations, we terminated several of our major initiatives in an effort to more closely align our cost structure with expected revenue levels. As a result, we recorded asset impairment charges of $31.6 million in fiscal 2002. We also recorded an asset impairment of $800 thousand in fiscal 2001.

In the fourth quarter of fiscal 2002, we recorded an asset impairment of $26.7 million. The charge included $16.9 million associated with the cancellation of a company-wide integrated information system, an $8.4 million write-off of assets associated with the closure of the substrates operation and $1.4 million of assets associated with a closed wire facility in Taiwan.

In the second quarter of fiscal 2002, we recorded an asset impairment charge of $4.9 million. The write-off included a $3.6 million charge for the write-off of development and license costs of certain engineering and manufacturing software, which had not yet been completed or placed in service and would never be utilized. Also in the second quarter, we wrote-off $1.3 million related to leasehold improvements at the leased probe card manufacturing facilities in Malaysia and the United States, which have been closed.

In the fourth quarter of fiscal 2001, we recorded an asset impairment charge of $0.8 million related to the closure of a wire facility in the United States and the disposition of the associated equipment.

Goodwill impairment. Effective October 1, 2001, we adopted SFAS 142, Goodwill and Other Intangible Assets. The intangible assets that are classified as goodwill and those with indefinite lives will no longer be amortized under the provisions of this standard. Intangible assets with determinable lives will continue to be amortized over their estimated useful life. The standard also requires that an impairment test be performed to support the carrying value of goodwill and intangible assets at least annually.

We reviewed our business and determined that there are five reporting units to be reviewed for impairment in accordance with the standard – the reporting units were: the bonding wire, hub blade, substrate, test and our then existing flip chip business. There is no goodwill associated with our equipment segment. Upon adoption of SFAS 142 in the first quarter of fiscal 2002, we completed the required transitional impairment testing of intangible assets, and based upon those analyses, did not identify any impairment charges as a result of adoption of this standard effective October 1, 2001.

We have determined that our annual test for impairment of intangible assets will take place at the end of the fourth quarter of each fiscal year, which coincides with the completion of our annual forecasting process. Due to the severity and the length of the current industry downturn and uncertainty of the timing of improvement in industry conditions we have revised our earnings forecasts for each of our business units that were tested for impairment in the fourth quarter of fiscal 2002. As a result, we discontinued our substrate business and wrote-off intangible assets of $1.1 million and recognized a goodwill impairment loss of $72.0 million in our test reporting unit and a goodwill impairment loss of $2.3 million in our hub blade reporting unit. The fair value of each reporting unit was estimated using the expected present value of future cash flows.

The following table presents pro forma net earnings and earnings per share data reflecting the impact of adoption of SFAS 142 as of the beginning of the first quarter of fiscal 2001:

	(in thousands, except per share data)
	Fiscal Year Ended September 30,
	2000	2001	2002
Reported net loss, before adoption of SFAS 142	$103,245	$(65,251)	$(274,115)
Addback:
Goodwill amortization, net of tax	1,873	9,587	—

Pro forma net loss	$105,118	$(55,664)	$(274,115)

Net loss per share, as reported:
Basic	$2.15	$(1.34)	$(5.57)
Diluted	$1.90	$(1.34)	$(5.57)

Goodwill amortization, net of tax per share:
Basic	$0.04	$0.20	$—
Diluted	$0.03	$0.20	$—

Pro forma net loss per share:
Basic	$2.19	$(1.14)	$(5.57)
Diluted	$1.93	$(1.14)	$(5.57)

Amortization of goodwill and intangibles

Amortization expense was $9.9 million in fiscal 2002 compared to $22.8 million in fiscal 2001. The lower amortization expense in fiscal 2002 was primarily the result of our adoption of SFAS 142, Goodwill and Other Intangible Assets effective October 1, 2001, which resulted in the elimination of amortization on goodwill and indefinite lived intangible assets. Intangible assets with determinable lives will continue to be amortized over their estimated useful life.

The agreement governing our purchase of Probe Tech from Siegel-Robert Corp. included a provision for reducing the purchase price if Probe Tech’s actual earnings before interest, taxes, depreciation and amortization (EBITDA) were less than a projected amount. We disputed Probe Tech’s EBITDA calculation and initiated arbitration seeking a reduction in the purchase price. The arbitrator’s award reduced the purchase price by $2.4 million in the second quarter of fiscal 2002. In June 2002, we received the final settlement and reduced goodwill by $1.5 million, reflecting the award, less costs incurred in the arbitration.

Purchased in-process research and development

In fiscal 2001, we recorded a charge of $11.7 million for in-process R&D associated with the acquisitions of Cerprobe and Probe Tech representing the appraised value of products still in the development stage that did not have a future alternative use and which had not reached technological feasibility. As part of the acquisition, we acquired 16 ongoing R&D projects, all aimed at increasing the technological features of the existing probe cards and therefore the number of test applications for which they could be marketed. The R&D projects ranged from researching the feasibility of producing multi-die testing probes to researching the feasibility of producing probes for specialized semiconductor package (CSP and BGA) configurations. The project stage of completion ranged from 10% to 90% and all projects were due for completion and product launch by the third quarter of 2002 at prices and costs similar to the existing probe cards marketed by Cerprobe and Probe Tech.

In the valuation of in-process technology, we utilized a variation of the income approach. We forecast revenue, earnings and cash flow for the products under development. Revenues were projected to extend out over the expected useful lives for each project. The technology was then valued through the application of the Discounted Cash Flow method. Values were calculated using the present value of their projected future cash flow at discount rates of between 28.4% and 49.1%. We anticipated that some of these projects might take longer to develop than originally thought and that some of these projects may never be marketable and there is a risk that the anticipated future cash flows might not be achieved. Of the 16 ongoing R&D projects at the time of the acquisition four have been completed, four are still in progress, four have been cancelled due to overlapping technology with our Cobra line of vertical test products, and four were cancelled due to nonproductive results. We believe that the expected returns of the completed and in-process R&D projects will be realized. We also believe that future revenues from our existing Cobra products will offset the expected future revenues from the R&D projects that were cancelled due to the overlapping technology and that there will be no adverse material impact on the Company’s future operating results or the expected return on its investment in the acquired companies. The four projects that were cancelled due to lack of productive results will not have a material impact on our future operating results and expected return on our investment in the acquired companies.

The major R&D projects in process at the time of the acquisition, along with their status at September 30, 2002 and estimated time for completion are as follows:

(dollars in thousands)
R&D project	Value Assigned at Purchase(2)	Percentage Complete Purchase	Estimated Cost to Complete Project at Purchase	Projected Product Launch Date	Current Status of Project
Next generation contact technology	$2,700	10%	$290	Q2 2003	In process

Socket testing capability for CSP and BGA packages	$2,000	50%	$65	N/A	Complete

ViProbe pitch reduction	$1,600	40%	$89	N/A	Cancelled (1)

Vertical space transformer	$1,500	25%	$278	N/A	Cancelled (1)

Extension of P4 technology to vertical test configurations	$1,300	40%	$229	N/A	Cancelled (1)

Low-force, high-density interface using P4 technology	$1,300	30%	$138	N/A	Cancelled

All other projects combined (total of ten projects)	$1,300	10-90%	$576	Q1 2003 - Q4 2004	3 complete; 3 in process; 4 cancelled

We purchased two companies; Cerprobe Corporation (“Cerprobe”) and Probe Technology Corporation (“Probe Tech”) that design and manufacture semiconductor test interconnect solutions, in our fiscal year 2001. Subsequent to the acquisitions, we determined that the vertical probe technology designed and marketed by Probe Tech was superior to the vertical probe technology of Cerprobe. We then shifted our R&D efforts to further enhancement of the Probe Tech vertical probe technology and cancelled the R&D projects at Cerprobe that were enhancing the Cerprobe vertical probe technology. The R&D projects identified by (1) in the above table were Cerprobe projects that were cancelled due to the shift in focus to the Probe Tech vertical probe technology. We expect the future revenue from the Probe Tech vertical probe technology will replace the anticipated revenue from the Cerprobe vertical probe R&D projected that have been cancelled.

The Value Assigned at Purchase reflects the present value of the projected future cash flow generated from the sale of products created by each R&D project from its launch date through the expected life of the product.

Loss from operations. Loss from operations for the year ended September 30, 2002 was $220.7 million compared to a loss from operations of $80.0 million in the prior year. The operating loss was due primarily to the lower sales and associated gross profit, resizing costs and the goodwill and asset impairment charges partially offset by lower SG&A expenses.

Interest. Interest income in fiscal 2002 was $3.8 million compared to $8.4 million in the prior year. The lower interest income was due primarily to lower interest rates on short-term investments. Interest expense was $18.7 million in fiscal 2002 compared to $13.9 million in the prior year. The higher interest expense in fiscal 2002 was due to a full year’s interest on the 5 1/4% Convertible Subordinated Notes due 2006 that were issued in the fourth quarter of fiscal 2001.

Other income and minority interest. Other income of $2.0 million in fiscal 2002 and $8.4 million in fiscal 2001 are primarily associated with the cash settlement of an insurance claim associated with a fire in our bonding tools facility. Other income also includes minority interest of $10 thousand in fiscal 2002 for the portion of the loss of a foreign test division subsidiary that was owned by a third party. We purchased the third party’s interest in fiscal 2002. Other income in 2001 includes minority interest of $352 thousand in the foreign test division subsidiary.

Tax expense. We recognized tax expense of $32.6 million in fiscal 2002 compared to a tax benefit of $21.2 million in fiscal 2001. The tax expense in fiscal 2002 was due primarily to a $65.3 million charge to establish a valuation allowance against our U.S. net operating loss carryforwards, a $25.0 million charge to provide for tax expense on repatriation of certain foreign earnings and foreign income taxes of $7.1 million. These charges were partially offset by a benefit of $49.5 million from the pretax loss in the U.S.

Discontinued operations: The net loss of our former Flip Chip business unit comprises our discontinued operations.

Cumulative effect of change in accounting principle. In fiscal 2001, we adopted SAB 101 and recorded a cumulative effect of a change in accounting principle of $8.2 million, net of taxes of $4.4 million. The cumulative effect represents the net income associated with $26.5 million of sales that were deferred upon adoption of the standard. We recognized $6.3 million of the $26.5 million of deferred sales in fiscal 2002 and $19.3 million in fiscal 2001. At September 30, 2002, deferred revenue was approximately $0.9 million.

Net loss. Our net loss for fiscal 2002 was $274.1 million compared to a net loss of $65.3 million in fiscal 2001, for the reasons enumerated above.

Quarterly Results of Operations

The table below shows our quarterly net sales, gross profit and operating income (loss) by quarter for fiscal 2003 and 2002:

	(in thousands)
Fiscal 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$107,259	$122,280	$123,782	$124,614	$477,935
Gross profit	28,637	34,231	32,103	33,237	128,208
Loss from operations	(9,696)	(8,079)	(4,105)	(2,774)	(24,654)

Fiscal 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$96,748	$101,245	$126,397	$117,175	$441,565
Gross profit	25,537	11,390	35,192	28,701	100,820
Loss from operations	(20,143)	(53,534)	(15,603)	(131,404)	(220,684)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We have identified a business enterprise that qualifies as a variable interest entity and will consolidate the entity into our financial statements in accordance with the new requirements beginning with the quarter ending December 31, 2003. The impact of this change will increase our assets and liabilities by approximately $6.0 million.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS No. 149). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. We do not expect the adoption of the standard will have a material impact on our financial position and results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the adoption of the standard will have a material impact on our financial position and results of operations.

Changes in Accounting Principles and Policies

Accounting for Derivative Instruments and Hedging Activities. In fiscal 2001, we adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended by SFAS No. 138. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. The cumulative effect of adoption was not material. The impact of SFAS No. 133 on our future results will be dependent upon the fair values of our derivatives and related financial instruments and could result in increased volatility. The effect in fiscal 2003 was not material on our financial position and results of operations.

Revenue Recognition. We changed our revenue recognition policy in the fourth quarter of fiscal 2001, effective October 1, 2000, based upon guidance provided in the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, the collectibility is reasonably assured, and we have completed our equipment installation obligations and received customer acceptance, or are otherwise released from our installation or customer acceptance obligations. In the event terms of the sale provide for a lapsing customer acceptance period, we recognize revenue based upon the expiration of the lapsing acceptance period or customer acceptance, whichever occurs first. Revenue related to services is generally recognized upon performance of the services requested by a customer order. Revenue for extended maintenance service contracts with a term more than one month is recognized on a prorated straight-line basis over the term of the contract. Revenue from royalty arrangements and license agreements is recognized in accordance with the contract terms, generally prorated over the life of the contract or based upon specific deliverables.

In accordance with the guidance provided in SAB 101, the deferred revenue balance as of October 1, 2000 was $26.5 million. This amount consists of equipment that was shipped and recorded as revenue in fiscal 2000 but had not met the customer acceptance criteria required by SAB 101. In fiscal 2001, we recorded an after-tax non-cash charge of $8.2 million or $0.17 per fully diluted share, associated with the $26.5 million of deferred revenue, to reflect the cumulative effect of the accounting change as of the beginning of the fiscal year.

In fiscal 2001, we received customer acceptances for $19.3 million of the $26.5 million that was deferred as of the beginning of the fiscal year and accordingly recognized $19.3 million of revenue. Also in fiscal 2001, we recorded after-tax non-cash profit of $5.7 million or $0.12 per fully diluted share associated with the $19.3 million of deferred revenue. At September 30, 2001, deferred revenue was approximately $7.2 million, which will be recognized in future periods as the revenue recognition criteria are met. In fiscal 2002, we recognized net sales of $6.3 million, of the $26.5 million of sales deferred upon adoption, and $2.1 million of associated after-tax profit. No additional revenue was deferred during fiscal 2002. At September 30, 2003, deferred revenue was approximately $300 thousand.

Shipping and Handling Revenues and Costs. In September 2000, the Emerging Issues Task Force (EITF) reached a final consensus on issue EITF No. 00-10, Accounting for Shipping and Handling Revenues and Costs. The Task Force concluded that amounts billed to customers related to shipping and handling should be classified as revenue. We adopted the consensus in fiscal 2001, and the impact was not material to our financial position and results of operations. Effective October 1, 2001, we adopted SFAS 142, Goodwill and Other Intangible Assets. The intangible assets that are classified as goodwill and those with indefinite lives will no longer be amortized under the provisions of this standard. Intangible assets with determinable lives will continue to be amortized over their estimated useful life. We amortize our intangible assets with determinable lives on a straight-line basis over the estimated period to be benefited by the intangible assets which we estimates to be 10 years. The standard also requires that an impairment test be performed to support the carrying value of goodwill and intangible assets at least annually. Our goodwill impairment test utilizes discounted cash flows to determine fair value and comparative market multiples to corroborate fair value. Our intangible assets other than goodwill are tested for impairment based on undiscounted cash flows, and if impaired, written-down to fair value based on either discounted cash flows or appraised values. Our intangible assets are comprised of customer accounts and complete technology in our test interconnect business segment. We manage and value our complete technology in the aggregate as one asset group.

Asset Retirement Obligations. In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets. This standard provides guidance for financial reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It also provides guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain obligations of lessors. We adopted this standard effective October 1, 2002 and the adoption did not have a material impact on its financial position and results of operations, however this standard could impact our financial position and results of operations in future periods.

In August 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121. This standard provides a single accounting model for long-lived assets to be disposed of by sale and establishes additional criteria that would have to be met to classify an asset as held for sale. The carrying amount of an asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. Estimates of future cash flows used to test the recoverability of a long-lived asset or asset group must incorporate the entity’s own assumptions about its use of the asset or asset group and must factor in all available evidence. SFAS No. 144 requires that long-lived assets be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Such events include significant under-performance relative to the expected historical or projected future operating results; significant changes in the manner of use of the assets; significant negative industry or economic trends and significant changes in market capitalization.

In the fourth quarter of fiscal 2003, we completed the sale of our sawing and hard material blade product lines as well as our polymer product line. As a result of these transactions, we recorded a loss of $5.3 million made up of asset write-offs of $6.5 million offset by cash proceeds of $1.2 million.

As of September 30, 2003, we recognized a $6.9 million impairment charges in discontinued operations associated with our flip chip business unit. The present value of flip chip’s future cash flows was less than the remaining carrying value. As a result, an asset impairment charge was recorded to reduce the carrying value of flip chip to its fair value.

SFAS 145. In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. In rescinding FASB Statement No. 4 and FASB No. 64, FASB 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, however, an entity would not be prohibited from classifying such gains and losses as extraordinary items so long as they meet the criteria of paragraph 20 of APB 30, Reporting the results of operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, the Statement amends SFAS 13 to eliminate an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. We adopted this standard and the adoption did not have a material impact on our financial position and results of operations.

Accounting for Costs Associated with Exit or Disposal Activities. In June 2002, the FASB issued SFAS 146, Accounting for Exit or Disposal Activities which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The standard is effective for exit or disposal activities that are initiated after December 31, 2002. We have adopted this standard and the adoption did not have a material impact on our financial position and results of operations, however, this standard will in certain circumstances change the timing of recognition of restructuring costs.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The standard is effective for financial statements for fiscal years ending after December 15, 2002. We have adopted the disclosure provisions of this standard.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a company (“the guarantor”) to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee. The Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others “ which is being superseded. The recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We adopted this standard and the adoption did not have a material impact on our financial position and results of operations, however this standard could impact our financial position and results of operations in future periods.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2003, total cash and investments were $73.1 million, compared to $59.0 million at June 30, 2003 and $111.3 million at September 30, 2002.

Cash used by operating activities totaled $29.1 million in fiscal 2003 compared to $72.0 million in fiscal 2002. Cash used by operating activities in fiscal 2003 was primarily to fund the net loss and working capital needs. The working capital needs in fiscal 2003 were primarily for the pay-down of current trade payables, the pay-out of costs associated with our fiscal 2001 and 2002 resizing programs and an increase in trade accounts receivable. Cash used by operating activities in fiscal 2002 was primarily to fund the net loss in that year.

Cash provided by investing activities totaled $8.3 million in fiscal 2003 compared to $6.4 million in the prior year. In fiscal 2003 and 2002, the investing activities consisted primarily of proceeds from sales of investments, offset by purchases of investments and capital expenditures. In fiscal 2003 we spent $11.0 million in capital expenditures, consisting primarily of $3.6 million for continued expansion of our China facility, $3.4 million for manufacturing equipment in our test business unit and $4.0 million of manufacturing equipment in our other manufacturing facilities. In fiscal 2002 we spent $20.4 million in capital expenditures, $8.8 million of which was for costs associated with our initiative to implement a company-wide integrated information system. These costs were accounted for in accordance with SOP 98-1. We discontinued this project in the fourth quarter of fiscal 2002 and wrote-off the $8.8 million as part of a total write-off of $16.9 million associated with this project. In fiscal 2002, we also spent approximately $5.2 million on facility upgrades and manufacturing equipment in our test business. In addition, in fiscal 2002, we announced plans to build a facility in China to manufacture capillaries, selected test products and other products. We spent $1.8 million on this China facility in fiscal 2002.

Cash provided by financing activities was $563 thousand in fiscal 2003 compared to cash used in financing activities of $3.4 million in the prior fiscal year. The cash provided by financing activities in fiscal 2003 was primarily due to a reduction in restricted cash and proceeds from the issuance of common stock, resulting from employee stock option exercises. Cash used by financing activities in the prior year was primarily due to establishing restricted cash balances, to support letters of credit, and payments on capital leases partially offset by proceeds from the issuance of common stock, resulting from employee stock option exercises.

At September 30, 2003, the fair value of our $175.0 million 4 3/4% Convertible Subordinated Notes was $154.9 million, and the fair value of our $125.0 million 5 1/4% Convertible Subordinated Notes was $115.6 million. The fair values were determined using quoted market prices at the balance sheet date. The fair value of our other assets and liabilities approximates the book value of those assets and liabilities. On September 30, 2003, the Standard & Poor’s rating on the above-referenced Convertible Subordinated Notes was CCC+.

The Securities and Exchange Commission declared effective on August 22, 2002 a shelf registration statement on Form S-3, which will permit us, from time to time, to offer and sell various types of securities, including common stock, preferred stock, senior debt securities, senior subordinated debt securities, subordinated debt securities, warrants and units, having an aggregate sales price of up to $250.0 million. On June 15, 2003, we issued and contributed 150,000 shares of common stock with a fair market value of $987,000 to fund certain obligations to our pension plan. We will not receive any of the proceeds from the sale of these shares by the pension plan. The proceeds will be retained by the pension plan Trust to fund future obligations to participants of the pension plan.

We believe that our existing cash reserves and anticipated cash flows from operations will be sufficient to meet our liquidity and capital requirements for at least the next 12 months. However, our liquidity is affected by many factors, some based on normal operations of the business and others related to uncertainties of the industry and global economies. We may seek, as we believe appropriate, additional debt or equity financing to provide capital for corporate purposes. We may also seek additional debt or equity financing for the refinancing or redemption of existing debt and/or to fund strategic business opportunities, including possible acquisitions, joint ventures, alliances or other business arrangements which could require substantial capital outlays. The timing and amount of such potential capital requirements cannot be determined at this time and will depend on a number of factors, including demand for our products, semiconductor and semiconductor capital equipment industry conditions, competitive factors, the condition of financial markets and the nature and size of strategic business opportunities which we may elect to pursue.

Under GAAP, certain obligations and commitments are not required to be included in the consolidated balance sheets and statements of operations. These obligations and commitments, while entered into in the normal course of business, may have a material impact on liquidity. Certain of the following commitments as of September 30, 2003 have not been included in the consolidated balance sheets and statements of operations. However, they have been disclosed in the following table in order to provide a more complete picture of our Company’s financial position and liquidity.

The following table identifies obligations and contingent payments under various arrangements at September 30, 2003, including those not included on our consolidated balance sheet:

	(in thousands)
	Total	Amounts due in less than 1 year	Amounts due in 2-3 years	Amounts due in 4-5 years	Amounts due in more than 5 years
Contractual Obligations:
Long-term debt	$300,000	$—	$125,000	$175,000	$—
Capital Lease obligations	374	36	78	84	176
Operating Lease obligations*	45,821	12,444	16,408	5,896	11,073
Inventory Purchase obligations*	45,791	44,981	574	78	158

Commercial Commitments:
Standby Letters of Credit*	2,694	2,694	—	—	—

Total Contractual Obligations and Commercial Commitments	$394,680	$60,155	$142,060	$181,058	$11,407

*	Represents contractual amounts not reflected in the consolidated balance sheet at September 30, 2003.

Long-term debt includes the amounts due under our 4 3/4% Convertible Subordinated Notes due December 2006 and our 5 1/4% Convertible Subordinated Notes due August 2006. The capital lease obligations principally relate to a building and equipment lease. The operating lease obligations at September, 2003 represent obligations due under various facility and equipment leases with terms up to fifteen years in duration. Inventory purchase obligations represent outstanding purchase commitments for inventory components ordered in the normal course of business.

The standby letters of credit represent obligations of the company in lieu of security deposits for a facility lease and employee benefit programs.

RISK FACTORS

Risks Relating to Our Business

The semiconductor industry is volatile with sharp periodic downturns and slowdowns

Our operating results are significantly affected by the capital expenditures of large semiconductor manufacturers and their subcontract assemblers and vertically integrated manufacturers of electronic systems. Expenditures by semiconductor manufacturers and their subcontract assemblers and vertically integrated manufacturers of electronic systems depend on the current and anticipated market demand for semiconductors and products that use semiconductors, including personal computers, telecommunications equipment, consumer electronics, and automotive goods. Significant downturns in the market for semiconductor devices or in general economic conditions reduce demand for our products and materially and adversely affect our business, financial condition and operating results.

Historically, the semiconductor industry has been volatile, with periods of rapid growth followed by industry-wide retrenchment. These periodic downturns and slowdowns have adversely affected our operating results. They have been characterized by, among other things, diminished product demand, excess production capacity, and accelerated erosion of selling prices. This has severely and negatively affected the industry’s demand for capital equipment, including the assembly equipment that we manufacture and market and, to a lesser extent, the packaging materials and test interconnect solutions that we sell.

The semiconductor industry has recently experienced downturns in fiscal 1998 through the first half of fiscal 1999, and in fiscal 2001 through the first half of fiscal 2003. In the 1998-1999 downturn, our net sales from continuing operations declined from approximately $501.9 million in fiscal 1997 to $411.0 million in fiscal 1998. In the most recent downturn, our net sales declined from approximately $877.6 million in fiscal 2000 to $441.6 million in fiscal 2002. Although the business environment improved in the fourth quarter of fiscal 2003, we cannot assure you that the market for semiconductors will continue to improve or that the market will not experience additional and possibly more severe and prolonged downturns in the future. Such downturns would adversely affect our business, financial condition and operating results.

We may experience increasing price pressure

Our historical business strategy for many of our products has been focused on product performance and customer service rather than on price. The length and severity of the recent economic downturn put increased cost pressure on our customers and we have observed increasing price sensitivity on their part. In response to these pressures, we are actively seeking to reduce our cost structure by moving operations to lower cost areas and by reducing other operating costs. If we are unable to realize prices that allow us to continue to compete on the basis of performance and service, our financial condition and operating results may be materially and adversely affected.

Our quarterly operating results fluctuate significantly and may continue to do so in the future

In the past, our quarterly operating results have fluctuated significantly; we expect that they will continue to fluctuate. Although these fluctuations are partly due to the volatile nature of the semiconductor industry, they also reflect other factors, many of which are outside of our control.

Some of the factors that may cause our revenues and/or operating margins to fluctuate significantly from period to period are:

•	market downturns;

•	the mix of products that we sell because, for example:

•	our test interconnect business has lower margins than assembly equipment and packaging materials;

•	some lines of equipment are more profitable than others; and

•	some sales arrangements have higher margins than others;

•	the volume and timing of orders for our products and any order postponements;

•	virtually all of our orders are subject to cancellation, deferral or rescheduling by the customer without prior notice and with limited or no penalties;

•	adverse changes in our pricing, or that of our competitors;

•	higher than anticipated costs of development or production of new equipment models;

•	the availability and cost of key components for our products;

•	market acceptance of our new products and upgraded versions of our products;

•	customers’ delay in purchasing our products due to customer anticipation that we may introduce new or upgraded products; and

•	our competitors’ introduction of new products.

Many of our expenses, such as research and development, selling, general and administrative expenses and interest expense, do not vary directly with our net sales. As a result, a decline in our net sales would adversely affect our operating results. In addition, if we were to incur additional expenses in a quarter in which we did not experience comparable increased net sales, our operating results would decline. In a downturn, we may have excess inventory, which is required to be written off. Some of the factors that may cause our expenses to fluctuate from period-to-period include:

•	the timing and extent of our research and development efforts;

•	severance, resizing and the costs of relocating or closing down facilities;

•	inventory write-offs due to obsolescence; and

•	inflationary increases in the cost of labor or materials.

Because our revenues and operating results are volatile and difficult to predict, we believe that consecutive period-to-period comparisons of our operating results may not be a good indication of our future performance.

Most of our sales and a substantial portion of our manufacturing are located outside of the United States, and we rely on independent foreign distribution channels for certain product lines; all of which subject us to risks from changes in trade regulations, currency fluctuations, political instability and war

Approximately 80% of our net sales for fiscal 2003, 74% of our net sales for fiscal 2002 and 66% of our net sales for fiscal 2001 were attributable to sales to customers for delivery outside of the United States, in particular to customers in the Asia/Pacific region. We expect these trends to continue. Thus, our future performance will depend, in significant part, on our ability to continue to compete in foreign markets, particularly in Asia/Pacific. These economies have been highly volatile, resulting in significant fluctuation in local currencies, and political and economic instability. These conditions may continue or worsen, which may materially and adversely affect our business, financial condition and operating results.

We also rely on non-United States suppliers for materials and components used in our products, and most of our manufacturing operations are located in countries other than the United States. We manufacture our automatic ball bonders and bonding wire in Singapore, we manufacture capillaries in Israel and China and we have sales, service and support personnel in China, Hong Kong, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan and Europe. We also rely on independent foreign distribution channels for certain of our product lines. As a result, a major portion of our business is subject to the risks associated with international, and particularly Asian/Pacific, commerce, such as:

•	risks of war and civil disturbances or other events that may limit or disrupt markets;

•	expropriation of our foreign assets;

•	longer payment cycles in foreign markets;

•	international exchange restrictions;

•	restrictions on the repatriation of our assets, including cash;

•	the difficulties of staffing and managing dispersed international operations;

•	episodic events outside our control such as, for example, the recent outbreak of Severe Acute Respiratory Syndrome;

•	tariff and currency fluctuations;

•	changing political conditions;

•	labor conditions and costs;

•	foreign governments’ monetary policies;

•	less protective foreign intellectual property laws; and

•	legal systems which may be less predictable than those in the United States.

Because most of our foreign sales are denominated in United States dollars, an increase in value of the United States dollar against foreign currencies, particularly the Japanese yen, will make our products more expensive than those offered by some of our foreign competitors. Our ability to compete overseas in the future may be materially and adversely affected by a strengthening of the United States dollar against foreign currencies. Because we have significant assets, including cash, outside the United States, those assets are subject to risks of destruction and seizure, and it may be difficult to repatriate them, including cash, or repatriation may result in the payment by us of significant United States taxes.

Our international operations also depend, in part, upon a continuation of current trade relations between the United States and those foreign countries in which our customers, subcontractors, and materials suppliers have operations. A protectionist trade environment in either the United States or those foreign countries in which we do business, such as a change in the current tariff structures, export compliance or other trade policies, may materially and adversely affect our ability to sell our products in foreign markets.

Our business depends on attracting and retaining management, marketing and technical employees

As with many other technology companies, our future success depends on our ability to hire and retain qualified management, marketing and technical employees. In particular, we periodically experience shortages of engineers. If we are unable to continue to attract and retain the managerial, marketing and technical personnel we require, our business, financial condition and operating results could be materially and adversely affected.

We may not be able to rapidly develop and manufacture new and enhanced products required to maintain or expand our business

We believe that our continued success depends on our ability to continuously develop and manufacture new products and product enhancements on a timely and cost-effective basis. We also must timely introduce these products and product enhancements into the market in response to customers’ demands for higher performance assembly equipment, leading-edge materials and for test interconnect solutions customized to address rapid technological advances in integrated circuits and capital equipment designs. Our competitors may develop new products or enhancements to their products that offer performance, features and lower prices that may render our products less competitive. The development and commercialization of new products will require significant capital expenditures over an extended period of time, and some products that we seek to develop may never become profitable. In addition, we may not be able to develop and introduce products incorporating new technologies in a timely manner or at a price that will satisfy our customers’ future needs or achieve market acceptance.

Difficulties in forecasting demand for our product lines may lead to periodic inventory shortages or excesses

We typically operate our business with a relatively short backlog. As a result, we sometimes experience inventory shortages or excesses. We generally order supplies and otherwise plan our production based on internal forecasts of demand. We have in the past, and may again in the future, fail to forecast accurately demand, in terms of both volume and configuration for either our current or next-generation wire bonders. This has led to and may in the future lead to delays in product shipments or, alternatively, an increased risk of inventory obsolescence. If we fail to forecast accurately demand for our products, including assembly equipment, packaging materials and test interconnect solutions, our business, financial condition and operating results may be materially and adversely affected.

Advanced packaging technologies other than wire bonding may render some of our products obsolete

Advanced packaging technologies have emerged that may improve device performance or reduce the size of an integrated circuit package, as compared to traditional die and wire bonding. These technologies include flip chip and chip scale packaging. Some of these advanced technologies eliminate the need for wires to establish the electrical connection between a die and its package. We cannot assure you that the semiconductor industry will not, in the future, shift a significant part of its volume into advanced packaging technologies, such as those discussed above. If a significant shift to advanced packaging technologies were to occur, demand for our wire bonders and related packaging materials may be materially and adversely affected.

A decline in demand for any of our products could cause our revenues to decline significantly

If demand for, or pricing of, our wire bonders or test interconnect solutions declines because our competitors introduce superior or lower cost systems, the semiconductor industry changes or demand for our products declines because of other events beyond our control, our business, financial condition and operating results could be materially and adversely affected.

Because a small number of customers account for most of our sales, our revenues could decline if we lose any significant customer

The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large semiconductor manufacturers and their subcontract assemblers and vertically integrated manufacturers of electronic systems purchasing a substantial portion of our semiconductor assembly equipment, packaging materials and test interconnect solutions. Sales to a relatively small number of customers account for a significant percentage of our net sales. In both fiscal 2003 and 2002, sales to Advanced Semiconductor Engineering accounted for 13%, of our net sales. In fiscal 2001, no customer accounted for more than 10% of our net sales.

We expect that sales of our products to a small number of customers will continue to account for a high percentage of our net sales for the foreseeable future. Thus, our business success depends on our ability to maintain strong relationships with our important customers. Any one of a number of factors could adversely affect these relationships. If, for example, during periods of escalating demand for our equipment, we are unable to add inventory and production capacity quickly enough to meet the needs of our customers, they may turn to other suppliers making it more difficult for us to retain their business. Similarly, if we are unable for any other reason to meet production or delivery schedules, particularly during a period of escalating demand, our relationships with our key customers could be adversely affected. If we lose orders from a significant customer, or if a significant customer reduces its orders substantially, these losses or reductions may materially and adversely affect our business, financial condition and operating results.

We depend on a small number of suppliers for raw materials, components and subassemblies. If our suppliers do not deliver their products to us, we may be unable to deliver our products to our customers

Our products are complex and require raw materials, components and subassemblies having a high degree of reliability, accuracy and performance. We rely on subcontractors to manufacture many of these components and subassemblies and we rely on sole source suppliers for some important components and raw materials, including gold. As a result, we are exposed to a number of significant risks, including:

•	lack of control over the manufacturing process for components and subassemblies;

•	changes in our manufacturing processes, dictated by changes in the market, that may delay our shipments;

•	our inadvertent use of defective or contaminated raw materials;

•	the relatively small operations and limited manufacturing resources of some of our suppliers, which may limit their ability to manufacture and sell subassemblies, components or parts in the volumes we require and at acceptable quality levels and prices;

•	the risk of reliability or quality problems with certain key subassemblies provided by single source suppliers as to which we may not have any short term alternative;

•	shortages caused by disruptions at our suppliers and subcontractors for a variety of reasons, including work stoppage, fire, earthquake, flooding or other natural disasters;

•	delays in the delivery of raw materials or subassemblies, which, in turn, may delay our shipments; and

•	the loss of suppliers as a result of the consolidation of suppliers in the industry.

If we are unable to deliver products to our customers on time for these or any other reasons; if we are unable to meet customer expectations as to cycle time; or if we do not maintain acceptable product quality or reliability, our business, financial condition and operating results may be materially and adversely affected.

Our diversification presents significant management and operating challenges

During fiscal 2001, we acquired two companies that design and manufacture test interconnect solutions, Cerprobe Corporation and Probe Technology Corporation, and combined their operations to create our test division. Since its acquisition in 2001, our test interconnect business has not performed to our expectation. Problems include difficulty in rationalizing duplicated products and facilities, and in integrating these acquisitions. Our plan to correct these problems centers on the following steps: standardize production processes between the various test manufacturing sites, create and ramp production of our highest volume products in a new low cost site in China and/or outsource production where appropriate, then rationalize excess capacity by converting existing high cost, low volume manufacturing sites to service centers. These plans will not mature before the second half of fiscal 2004, and if we are unable to successfully implement this plan or another, our operating margins and results of operations will continue to be adversely affected by the performance of our test interconnect segment.

More generally, our diversification strategy has increased demands on our management, financial resources and information and internal control systems. Our success will depend in part on our ability to manage and integrate our test interconnect and equipment and packaging materials businesses and to continue successfully to implement, improve and expand our systems, procedures and controls. If we fail successfully to integrate our existing businesses or businesses that we may subsequently acquire or to develop the necessary internal procedures to manage diversified businesses, our business, financial condition and operating results may be materially and adversely affected.

Although we have no current plans to do so, we may from time to time in the future seek to expand our business through acquisition. In that event, the success of any such acquisition will depend on our ability to integrate and finance (on acceptable terms) the acquisition.

We may be unable to continue to compete successfully in the highly competitive semiconductor equipment, packaging materials and test interconnect solutions industries

The semiconductor equipment, packaging materials and test interconnect solutions industries are very competitive. In the semiconductor equipment and test interconnect solutions markets, significant competitive factors include performance, quality, customer support and price. In the semiconductor packaging materials industry competitive factors include price, delivery and quality.

In each of our markets, we face competition and the threat of competition from established competitors and potential new entrants, some of which have significantly greater financial, engineering, manufacturing and marketing resources than we have. Some of these competitors are Asian and European companies that have had and may continue to have an advantage over us in supplying products to local customers who appear to prefer to purchase from local suppliers, without regard to other considerations.

We expect our competitors to improve their current products’ performance, and to introduce new products and materials with improved price and performance characteristics. Our competitors may independently develop technology that is similar to or better than ours. New product and materials introductions by our competitors or by new market entrants could hurt our sales. If a particular semiconductor manufacturer or subcontract assembler selects a competitor’s product or materials for a particular assembly operation, we may not be able to sell products or materials to that manufacturer or assembler for a significant period of time because manufacturers and assemblers sometimes develop lasting relations with suppliers, and assembly equipment in our industry often goes years without requiring replacement. In addition, we may have to lower our prices in response to price cuts by our competitors, which may materially and adversely affect our business, financial condition and operating results. We cannot assure you that we will be able to continue to compete in these or other areas in the future. If we cannot compete successfully, we could be forced to reduce prices, lose customers and market share and experience reduced margins and profitability.

Our success depends in part on our intellectual property, which we may be unable to protect

Our success depends in part on our proprietary technology. To protect this technology, we rely principally on contractual restrictions (such as nondisclosure and confidentiality provisions) in our agreements with employees, vendors, consultants and customers and on the common law of trade secrets and proprietary “know-how.” We also rely, in some cases, on patent and copyright protection. We may not be successful in protecting our technology for a number of reasons, including:

•	employees, vendors, consultants and customers may violate their contractual agreements, and the cost of enforcing those agreements may be prohibitive, or those agreements may be unenforceable or more limited than we anticipate;

•	foreign intellectual property laws may not adequately protect our intellectual property rights; and

•	our patent and copyright claims may not be sufficiently broad to effectively protect our technology; our patents or copyrights may be challenged, invalidated or circumvented; or we may otherwise be unable to obtain adequate protection for our technology.

In addition, our partners and alliances may also have rights to technology that we develop through these alliances. We may incur significant expense to protect or enforce our intellectual property rights. If we are unable to protect our intellectual property rights, our competitive position may be weakened.

Third parties may claim we are infringing on their intellectual property, which could cause us to incur significant litigation costs or other expenses, or prevent us from selling some of our products

The semiconductor industry is characterized by rapid technological change, with frequent introductions of new products and technologies. Industry participants often develop products and features similar to those introduced by others, creating a risk that their products and processes may give rise to claims that they infringe on the intellectual property of others. We may unknowingly infringe on the intellectual property rights of others and incur significant liability for that infringement. If we are found to have infringed on the intellectual property rights of others, we could be enjoined from continuing to manufacture, market or use the affected product, or be required to obtain a license to continue manufacturing or using the affected product. A license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical.

Occasionally, third parties assert that we are, or may be, infringing on or misappropriating their intellectual property rights. In these cases, we will defend against claims or negotiate licenses where we consider these actions appropriate. Intellectual property cases are uncertain and involve complex legal and factual questions. If we become involved in this type of litigation, it could consume significant resources and divert our attention from our business.

Some of our customers are parties to litigation brought by the Lemelson Medical, Education and Research Foundation Limited Partnership (the “Lemelson Foundation”), in which the Lemelson Foundation claims that certain manufacturing processes used by those customers infringe patents held by the Lemelson Foundation. We have never been named a party to any such litigation. Some customers have requested that we indemnify them to the extent their liability for these claims arises from use of our equipment. We do not believe that products sold by us infringe valid Lemelson patents. If a claim for contribution were to be brought against us, we believe we would have valid defenses to assert and also would have rights to contribution and claims against our suppliers. We have not incurred any material liability with respect to the Lemelson claims or any other pending intellectual property claim and we do not believe that these claims will materially and adversely affect our business, financial condition or operating results. The ultimate outcome of any infringement or misappropriation claim that might be made, however, is uncertain and we cannot assure you that the resolution of any such claim would not materially and adversely affect our business, financial condition and operating results.

We may be materially and adversely affected by environmental and safety laws and regulations

We are subject to various and frequently changing federal, state, local and foreign laws and regulations governing, among other things, the generation, storage, use, emission, discharge, transportation and disposal of hazardous material, investigation and remediation of contaminated sites and the health and safety of our employees. Increasingly, public attention has focused on the environmental impact of manufacturing operations and the risk to neighbors of chemical releases from such operations.

Proper waste disposal plays an important role in the operation of our manufacturing plants. In many of our facilities we maintain wastewater treatment systems that remove metals and other contaminants from process wastewater. These facilities operate under effluent discharge permits that must be renewed periodically. A violation of those permits may lead to revocation of the permits, fines, penalties or the incurrence of capital or other costs to comply with the permits, including potential shutdown of operations.

In the future, applicable land use and environmental regulations may: (1) impose upon us the need for additional capital equipment or other process requirements, (2) restrict our ability to expand our operations, (3) subject us to liability for, among other matters, remediation, and/or (4) cause us to curtail our operations. We cannot assure you that any costs or liabilities associated with complying with these environmental laws will not materially and adversely affect our business, financial condition and operating results.

Other Risks

We have significant intangible assets and goodwill, which we are required to evaluate annually

In fiscal 2003, we recorded a substantial write-down of goodwill. However, our financial statements continue to reflect significant intangible assets and goodwill. As discussed under Management’s Discussion and Analysis , we are required to perform an impairment test at least annually to support the carrying value of goodwill and intangible assets. Should we be required to recognize additional intangible or goodwill impairment charges, our financial condition would be adversely affected.

Anti-takeover provisions in our articles of incorporation and bylaws and Pennsylvania law may discourage other companies from attempting to acquire us

Some provisions of our articles of incorporation and bylaws and of Pennsylvania law may discourage some transactions where we would otherwise experience a change-in-control. For example, our articles of incorporation and bylaws contain provisions that:

•	classify our board of directors into four classes, with one class being elected each year;

•	permit our board to issue “blank check” preferred stock without stockholder approval; and

•	prohibit us from engaging in some types of business combinations with a holder of 20% or more of our voting securities without super-majority board or stockholder approval.

Further, under the Pennsylvania Business Corporation Law, because our bylaws provide for a classified board of directors, stockholders may only remove directors for cause. These provisions and some other provisions of the Pennsylvania Business Corporation Law could delay, defer or prevent us from experiencing a change-in-control and may adversely affect our common stockholders’ voting and other rights.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the markets in which we operate and our profitability

Terrorist attacks may negatively affect our operations. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Our primary facilities include administrative, sales and R&D facilities in the United States and manufacturing facilities in the United States, Israel, Singapore and China. Also, these attacks have disrupted the global insurance and reinsurance industries with the result that we may not be able to obtain insurance at historical terms and levels for all of our facilities. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas. The conflicts in Afghanistan, Israel, and Iraq or any broader conflict could have a further impact on our domestic and internal sales, our supply chain, our production capability and our ability to deliver product to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business.

We may be unable to generate enough cash to service our debt

Our ability to make payments on our indebtedness and to fund planned capital expenditures and other activities will depend on our ability to generate cash in the future. This is affected by the volatile nature of our business, and general economic, competitive and other factors that are beyond our control. Our indebtedness poses risks to our business, including that:

•	we must use a substantial portion of our consolidated cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for working capital, capital expenditures, acquisitions, product development and other general corporate purposes;

•	insufficient cash flow from operations may force us to sell assets, or seek additional capital, which we may be unable to do at all or on terms favorable to us; and

•	our level of indebtedness may make us more vulnerable to economic or industry downturns.

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock

The issuance of additional equity securities or securities convertible into equity securities will result in dilution of existing stockholders’ equity interests in us. Our board of directors has the authority to issue, without vote or action of stockholders, shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred stock, but reserves the right to do so in the future. In addition, we are authorized to issue, without stockholder approval, up to an aggregate of 200 million shares of common stock, of which approximately 50.1 million shares were outstanding as of September 30, 2003. We are also authorized to issue, without stockholder approval, securities convertible into either shares of common stock or preferred stock.